Exhibit 99.1

GILDAN ACTIVEWEAR Inc.

- and -

TSX TRUST COMPANY

Trust Indenture

providing for the issue of senior unsecured notes from time to time

Dated as November 22, 2024

Page

Article 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Meaning of "outstanding" for Certain Purposes	14
1.3	Interpretation Not Affected by Headings	14
1.4	Extended Meanings	15
1.5	Day Not a Business Day	15
1.6	Currency	15
1.7	Statutes	15
1.8	Invalidity of Provisions	15
1.9	Governing Law	15
1.10	Language	16
1.11	Calculations	16
1.12	Certificates and Opinion	16
1.13	Benefits of Indenture	16
1.14	GAAP	16
1.15	Restricted Subsidiaries	17

Article 2 The Notes		18

2.1	Limit of Issue	18
2.2	Issuance in Series	18
2.3	Form of Notes	18
2.4	Notes to Rank Equally	19
2.5	Book Entry Only Notes	19
2.6	Signatures on Notes	20
2.7	Certification	21
2.8	Concerning Interest	21
2.9	Payments of Amounts Due on Maturity	23
2.10	Issue of Substitutional Notes	23
2.11	Option of Holder as to Place of Payment	24
2.12	Record of Payment	24
2.13	Surrender for Cancellation	24
2.14	Right to Receive Indenture	24

Article 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF Notes		24

3.1	Registers	24
3.2	Transfers of Notes	25
3.3	Restrictions on Transfer of Global Notes	25
3.4	Registration of Transfer or Exchange	26
3.5	Closing of Registers	26
3.6	Exchange of Notes	26
3.7	Ownership and Entitlement to Payment	27
3.8	Evidence of Ownership	27
3.9	No Notice of Trusts	27
3.10	Charges for Transfer and Exchange	28
3.11	Issuer and Trustee Not Liable in Respect of Depositary Participants	28

Article 4 ISSUE, CERTIFICATION AND DELIVERY OF Notes AND ADDITIONAL Notes		29

4.1	Issue, Certification and Delivery of Notes and Additional Notes	29
4.2	No Notes or Additional Notes to be Certified during Event of Default	29

i

(continued)

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Article 5 Redemption and Purchase of Notes		29

5.1	General	29
5.2	Partial Redemption of Notes	30
5.3	Notice of Redemption	30
5.4	Notes Due on Redemption Dates	31
5.5	Deposit of Redemption Amount	31
5.6	Failure to Surrender Notes Called for Redemption	31
5.7	Purchase of Notes	31
5.8	Cancellation of Notes	32

Article 6 Guarantees		32

6.1	Guarantee	32
6.2	Representation of the Issuer	32
6.3	Addition of Guarantors	33
6.4	Release of Guarantors; Adjustment to Form of Guarantee	33
6.5	Limitations on Certain Guarantors	33

Article 7 COVENANTS OF THE ISSUER		34

7.1	Covenants	34
7.2	Trustee's Remuneration and Expenses	35
7.3	Not to Accumulate Interest	36
7.4	Performance of Covenants by Trustee	36

Article 8 DEFAULT AND ENFORCEMENT or change of control		36

8.1	Events of Default	36
8.2	Notice of Event of Default	38
8.3	Acceleration	38
8.4	Waiver of Event of Default	39
8.5	Enforcement by the Trustee	39
8.6	Suits by Noteholders	40
8.7	Application of Money	41
8.8	Distribution of Proceeds	41
8.9	Remedies Cumulative	42
8.10	Judgment Against the Issuer	42
8.11	Immunity of Officers and Others	42
8.12	Offer to Purchase Notes upon Change of Control	42

Article 9 CANCELLATION, DISCHARGE AND DEFEASANCE		44

9.1	Cancellation	44
9.2	Non-Presentation of Notes	44
9.3	Paying Agent and Trustee to Repay Monies Held	45
9.4	Repayment of Unclaimed Money	45
9.5	Satisfaction and Discharge	45
9.6	Defeasance	46

Article 10 SUCCESSORS		47

10.1	Requirements for Successors	47

(continued)

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Article 11 MEETINGS OF NoteHOLDERS		49

11.1	Right to Convene Meetings	49
11.2	Notice of Meetings	49
11.3	Chair	49
11.4	Quorum	49
11.5	Power to Adjourn	49
11.6	Show of Hands	50
11.7	Poll	50
11.8	Voting	50
11.9	Regulations	50
11.10	Issuer and Trustee May Be Represented	51
11.11	Powers Exercisable by Noteholders	51
11.12	Meaning of Ordinary Resolution	52
11.13	Meaning of Extraordinary Resolution	53
11.14	Without Consent	53
11.15	Powers Cumulative	54
11.16	Minutes	54
11.17	Instruments in Writing	54
11.18	Binding Effect of Resolutions	54
11.19	Serial Meetings	55
11.20	Record Date for Requests, Demands, Etc.	55

Article 12 NOTICES		56

12.1	Notice to the Issuer	56
12.2	Notice to Noteholders	56
12.3	Notice to the Trustee	57
12.4	When Publication Not Required	57
12.5	Waiver of Notice	57

Article 13 CONCERNING THE TRUSTEE		57

13.1	Indenture Legislation	57
13.2	Corporate Trust Required Eligibility	57
13.3	Certain Duties and Responsibilities of Trustee	58
13.4	No Conflict of Interest	59
13.5	Conditions Precedent to Trustee's Obligation to Act	59
13.6	Replacement of Trustee	60
13.7	Trustee May Deal in Notes	61
13.8	No Person Dealing with Trustee Need Inquire	61
13.9	Investment of Money Held by Trustee	61
13.10	Trustee Not Required to Give Security	62
13.11	Trustee Not Required to Possess Notes	62
13.12	Certain Rights of Trustee	62
13.13	Merger, Consolidation or Succession to Business	63
13.14	Action by Trustee to Protect Interests	63
13.15	Protection of Trustee	63
13.16	Authority to Carry on Business	65
13.17	Trustee and Issuer Not Liable in Respect of Depository	65
13.18	Global Notes	65
13.19	Trustee Appointed Attorney	66

(continued)

Page

13.20	Acceptance of Trusts	66
13.21	Representation regarding Third Party Interests	66
13.22	Anti-Money Laundering	66
13.23	Experts, Advisers and Agents	66
13.24	Privacy Laws	67
13.25	Trust Provisions	67

Article 14 SUPPLEMENTAL INDENTURES		68

14.1	Form of Consent	68
14.2	Notice of Amendments	68
14.3	Supplemental Indentures	68
14.4	Effect of Supplemental Indentures	69

Article 15 EVIDENCE OF RIGHTS OF Noteholders		69

15.1	Evidence of Rights of Noteholders	69

Article 16 EXECUTION AND FORMAL DATE		70

16.1	Counterpart Execution	70
16.2	Formal Date	70

Schedule "A" Global Note Legend	1
Schedule "B" Closing Date Guarantors	1
Schedule "C" Form of Guarantee	1
Schedule "D" Approved Banks	1
Schedule "E" Form of Designation Notice of Additional Restricted Subsidiary	1

TRUST INDENTURE

THIS INDENTURE is made as of the 22nd day of November, 2024.

BETWEEN:

GILDAN ACTIVEWEAR Inc., a corporation created and existing under the laws of Canada (the "Issuer")

- and -

TSX TRUST COMPANY, a trust company existing under the laws of Canada (the "Trustee")

WHEREAS, the Issuer wishes to create and issue senior unsecured notes in the manner provided in this Indenture.

AND WHEREAS, the Issuer, under the laws relating thereto, is duly authorized to create and issue the senior unsecured notes to be issued as herein provided.

AND WHEREAS, all necessary resolutions of the directors of the Issuer have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the senior unsecured notes proposed to be issued hereunder and this Indenture and the execution thereof legal, valid and binding on the Issuer in accordance with the laws relating to the Issuer.

AND WHEREAS, the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW THEREFORE THIS TRUST INDENTURE WITNESSES, and it is hereby covenanted, agreed and declared as follows:

Article 1
INTERPRETATION

1.1            Definitions

In this Indenture and in the Notes (as defined herein), unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the respective meanings indicated:

"Additional Notes" means the Notes of any one or more Series, other than the initial issuance of Notes of each such Series.

"Affiliate" or "affiliate" means with respect to any Person, any other Person which, directly or indirectly, Controls or is Controlled by, or is under common Control with, such Person.

"Authorized Investment" means short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada or a Canadian chartered bank (which may include an affiliate or related party of the Trustee, for the purpose of this definition).

"Board of Directors" means, with respect to any Person, (a) in the case of any corporation, the board of directors of such Person and (b) in any other case, the functional equivalent of the foregoing or, in each case, other than for purposes of the definition of "Change of Control," any duly authorized committee of such body.

"Bonds for Title Transaction" means the sale by the Issuer or a Guarantor of real or personal property (including fixtures) to a governmental body or economic development authority in the United States as consideration for the issuance by such governmental body or economic development authority of bonds or other instruments (the "Indebtedness Instruments"), with the parties concurrently entering into one or more agreements, such as a lease, whereby the Issuer or Guarantor shall have continued use of such real or personal property in exchange for payments in amounts equal to the debt service on the Indebtedness Instruments so that such amounts offset and neither the Issuer nor the Guarantor pays any money in connection therewith. In connection therewith, the Issuer or the Guarantor shall retain the ability to repurchase such real or personal property for a de minimus amount at any time during the term of the agreement(s).

"Book Entry Only Notes" means Notes of a Series which, in accordance with (and subject to) the terms applicable to such Series, are to be held only by or on behalf of the Depository.

"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in Montréal, Québec or Toronto, Ontario are authorized or required by law to close.

"Canadian Government Obligations" means direct non-callable obligations of, or guaranteed by, Canada for the payment of which guarantee or obligations the full faith and credit of Canada is pledged.

"CDS" means CDS Clearing and Depository Services Inc. and its successors.

"Central Register" has the meaning ascribed to such term in Section 3.1.

"Certificate of the Issuer", "Order of the Issuer" and "Request of the Issuer" mean, respectively, a written certificate, order and request signed in the name of the Issuer by any one Officer on behalf of the Issuer.

"Certified Resolution" means a copy of a resolution certified by an Officer to have been duly passed by the Issuer Board and to be in full force and effect on the date of such certification.

"Change of Control" means the occurrence of any of the following events:

(a)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and the Guarantors, taken as a whole, to any Person;

(b)	the consummation of any transaction the result of which is that any Person or group of Persons acting jointly or in concert is or becomes the beneficial owner of (with beneficial ownership and acting jointly or in concert being defined in accordance with Sections 1.8 and 1.9 of National Instrument 62-104 – Take-Over Bids and Issuer Bids), or controls, directly or indirectly, Voting Shares representing more than 50% of the voting power of the total outstanding Voting Shares of the Issuer; and

(c)	the adoption by the shareholders of the Issuer of a Plan of Liquidation.

For purposes of this definition, a Person shall not be deemed to have beneficial ownership of securities subject to a share purchase agreement, amalgamation agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (b) above if (a) the Issuer becomes a direct or indirect wholly owned Subsidiary of a holding company and (b)(i) the direct or indirect holders of the Voting Shares of such holding company immediately following that transaction are substantially the same as the holders of the Issuer's Voting Shares immediately prior to that transaction, or (ii) immediately following that transaction, the holders of the Issuer's Voting Shares immediately prior to that transaction (or another holding company satisfying the requirements of this sentence) are the beneficial owners of (with beneficial ownership being defined in accordance with Section 1.8 of National Instrument 62-104 – Take-Over Bids and Issuer Bids), or control, directly or indirectly, Voting Shares representing 50% or more of the voting power of the total outstanding Voting Shares of such holding company.

"Change of Control Offer" has the meaning ascribed to such term in Section 8.12.

"Change of Control Payment Date" has the meaning ascribed to such term in Section 8.12.

"Change of Control Purchase Price" has the meaning ascribed to such term in Section 8.12.

"Change of Control Triggering Event" means the occurrence of both a Change of Control, and, so long as the Notes are rated, a Ratings Event.

"Civil Code" refers to the Civil Code of Québec, as amended from time to time.

"Closing Date Guarantors" means the Subsidiaries of the Issuer named on Schedule "B" hereto.

"Common Shares" means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common shares whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common shares in the capital of such Person.

"Compliance Certificate" means a Certificate of the Issuer certifying that after reasonable investigation and inquiry the Issuer has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance of which would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

"Consolidated" means produced by aggregating the relevant financial statements or accounts of the Subsidiaries of a Person on a line-by-line basis with the relevant financial statements or accounts of such Person, eliminating inter-company balances and transactions and providing for any minority interest in Subsidiaries.

"Control" (including any correlative term) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or trust interests, by contract or otherwise); without limiting the generality of the foregoing (a) a Person is deemed to Control a corporation if such Person (or such Person and its Affiliates) holds outstanding shares of the corporation carrying votes in sufficient number to elect a majority of the board of directors of the corporation, (b) a Person is deemed to Control a partnership if such Person (or such Person and its Affiliates) holds more than 50% of the equity of the partnership, (c) a Person is deemed to Control a trust if such Person (or such Person and its Affiliates) holds more than 50% of the beneficial interests in the trust, and (d) a Person that controls another Person is deemed to Control any Person controlled by that other Person.

"Corporate Trust Office" means the corporate trust office of the Trustee in the Province of Québec at which, at any particular time, its corporate trust business related to this Indenture shall be administered, which office, at the date hereof, is located at 1701-1190 Avenue des Canadiens-de-Montréal, Montréal, Québec, H3B 0G7.

"Counsel" means a legal counsel or law firm (who may be counsel for the Issuer) retained by the Trustee or retained by the Issuer and acceptable to the Trustee, acting reasonably.

"Credit Agreements" means, collectively, the Revolving Credit Agreement and the Term Loan Credit Agreement.

"Credit Agreements Termination Date" means the first date on which there is no Credit Agreement in full force and effect.

"Debt Account" means an account or accounts established by the Issuer (and maintained by and subject to the control of the Trustee) for a Series pursuant to and in accordance with this Indenture.

"Default" means (a) any Event of Default or (b) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

"Depository" means, with respect to the Notes issuable or issued in the form of one or more Global Notes, the Person designated as depository by the Issuer pursuant to this Indenture until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depository" shall mean each Person who is then a depository under this Indenture.

"Derivative Instruments" means documents executed with respect to a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions and any combination of these transactions).

"Designated Rating Organization" means a "designated rating organization" within the meaning of National Instrument – 25-101 Designated Rating Organizations.

"EBITDA" means, for any trailing twelve-month period for any Person, the net income (or, as the case may be, net loss) of such Person (x) increased by the sum of, without duplication, (i) interest charges, (ii) the aggregate of all taxes (including deferred taxes) based on the income of such Person for such period, (iii) the aggregate of all depreciation, amortization and other like reductions to income of such Person for such period, (iv) unrealized foreign exchange losses, (v) losses incurred in connection with non-cash, extraordinary, unusual or non-recurring items and (y) decreased by the sum of, without duplication, (vi) unrealized foreign exchange gains, and (vii) gains incurred in connection with noncash, extraordinary, unusual or non-recurring items, in each case determined in accordance with GAAP, provided that EBITDA will, in accordance with Section 1.14, be determined without taking into account the IFRS 16 rules that came into force on January 1, 2019 with respect to the accounting treatment of leases, such that EBITDA will be calculated as if there had been no change in such accounting treatment.

"EBITDA Threshold" has the meaning set forth in Section 1.15(c)(ii).

"Equity Interests" of any Person means (a) any and all shares or other equity interests (including Common Shares, preferred shares, limited liability company interests, trust units and partnership interests) in such Person, and (b) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person, but excluding from all of the foregoing any debt securities convertible into Equity Interests, regardless of whether such debt securities include any right of participation with Equity Interests.

"Event of Default" means any of the events or circumstances specified in Section 8.1.

"Extraordinary Resolution" has the meaning ascribed to such term in Section 11.13.

"Fitch" means Fitch Ratings, Inc. and any successor to its rating agency business.

"GAAP" means at any time, generally accepted accounting principles as recommended in the CPA Canada Handbook-Accounting of the Chartered Professional Accountants Canada at the relevant time and for greater certainty includes IFRS as and to the extent applicable to the Issuer, or as the case may be, generally accepted accounting principles in effect from time to time in the United States of America or in other jurisdictions in which the relevant Person is situated, as applicable to the relevant Person and applied in a consistent manner from period to period.

"Global Note" or "Global Notes" means a Note or Notes representing the aggregate principal amount of a Series of Notes held by or on behalf of the Depository.

"Governmental Authority" means the Government of Canada, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Guarantee" means any guarantee of payment of the Notes provided by a Guarantor pursuant to the terms of this Indenture and any Supplemental Indenture.

"Guarantors" means (a) prior to the Credit Agreements Termination Date, each Person which, on the Issue Date, guarantees the Issuer's obligations under the Credit Agreements, being, collectively, the Closing Date Guarantors, and each other Person that becomes a Guarantor, as required pursuant to the terms of this Indenture after the Issue Date, in each case, until such Person is released from its Guarantee in accordance with the terms of this Indenture, and (b) from and including the Credit Agreements Termination Date, each Restricted Subsidiary.

"IFRS" means the International Financial Reporting Standards, namely the standards, interpretations and the framework for the preparation and presentation of financial statements (in the absence of a standard or an interpretation) adopted by the International Accounting Standards Board (IASB).

"Indebtedness" means, for any Person on a Consolidated basis, without duplication, on any date:

(1)	all obligations of such Person for borrowed money;

(2)	all obligations of such Person under letters of credit or letters of guarantee or performance bonds or obligations to financial institutions or insurance companies who issued such letters of credit or letters of guarantee or performance bonds for the account of such Person;

(3)	all obligations of such Person under bankers' acceptances;

(4)	all obligations of such Person to pay the deferred purchase price of property or services but excluding accounts payable arising in the ordinary course of business;

(5)	all obligations of such Person, whether or not assumed, secured by consensual Liens on, or payable out of the proceeds or production from, property owned by such Person, whether or not such obligation is otherwise an obligation of such Person;

(6)	all lease obligations which would be shown as a liability on a balance sheet of such Person in accordance with GAAP including, without limitation, obligations in respect of Sale and Leaseback Transactions shown as a liability on a balance sheet of such Person;

(7)	all obligations of such Person under Derivative Instruments and all other liabilities of such Person in respect of financial instruments which are classified as a liability on the balance sheet of such Person provided that only the Risk Value of Derivative Instruments shall be included;

(8)	any other obligations of such Person which in accordance with GAAP would constitute a liability on the balance sheet of such Person; and

(9)	obligations of another Person of the type set forth in paragraphs (1) to (8) which such Person has guaranteed (except by reason of endorsement for collection in the ordinary course of business) or in respect of which such Person is liable, contingently or otherwise, including, without limitation, liable by way of agreement to purchase property or services, to provide funds for payment, to supply funds to or otherwise invest in such other Person, or otherwise to assure a creditor of such other Person against loss.

"Indenture Legislation" means the provisions, if any, of any statute of Canada or a province thereof, and the respective regulations thereunder, relating to trust indentures and/or to the rights, duties and obligations of trustees under trust indentures and of companies issuing debt obligations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture.

"Interest Payment Date" means, for each Series of interest-bearing Notes, a date on which interest is due and payable in accordance with the terms pertaining to such Series.

"Internal Procedures" means in respect of the making of any one or more entries to, changes, in or deletions of any one or more entries in, the Register at any time (including without limitation, registration of original issuance, exchange or transfer of ownership) the Trustee's applicable internal operating procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Trustee.

"Investment Grade Rating" means a rating equal to, or higher than, BBB (low) by Morningstar DBRS (or the equivalent of any successor rating category of Morningstar DBRS), Baa3 by Moody's (or the equivalent of any successor rating category of Moody's), BBB- by S&P (or the equivalent of any successor rating category of S&P), or BBB- by Fitch (or the equivalent of any successor rating category of Fitch) or, if none of these rating agencies rates the Notes, the corresponding credit rating from any other Designated Rating Organization.

"Issue Date" means the date on which Notes are originally issued under this Indenture.

"Issuer" means Gildan Activewear Inc., a corporation existing under the federal laws of Canada, and any successor Person resulting from any transaction permitted by the covenant described under Subsection 10.1(a).

"Issuer Board" means the Board of Directors of the Issuer or, whenever duly empowered by a resolution of the directors of the Issuer, a committee of the Board of Directors of the Issuer, and reference to action by the Issuer Board means action by the Board of Directors of the Issuer or action by any such committee, in each case, on behalf of the Issuer. Following a transaction permitted by Section 10.1, the term "Issuer Board" includes a Board of Directors of a Successor of the Issuer.

"Law" means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law.

"Lien" means any interest in property or the income or profits therefrom securing an obligation owed to, or a claim by, a Person other than the owner of such property, whether such interest is based on common law, civil law, statute or contract, and including, but not limited to, any security interest, hypothec, mortgage, pledge, lien, claim, charge, cession as collateral security, transfer as collateral security, assignment as collateral security, encumbrance, title retention agreement, lessor's interest under a lease which would be capitalized on a balance sheet of the owner of such property or analogous instrument in, of, or on any property or the income or profits therefrom of a Person but excluding a margin payment made in connection with a Derivative Instrument.

"Maturity Date" means with respect to any Note, the date on which the principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, or otherwise.

"Modified Consolidated Basis" when used with respect to an accounting term or financial statements, means that the consolidation provided in the definition of "Consolidated" is to include only the Issuer and the Restricted Subsidiaries.

"Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

"Morningstar DBRS" means DBRS Limited (DBRS Morningstar) and any successor to its rating agency business.

"Note Parties" means, collectively, the Issuer and the Guarantors and "Note Party" means any one of them.

"Noteholders" or "holders" means any registered holder, from time to time, of the Notes.

"Noteholders' Request" means, in respect of a particular Series, an instrument signed in one or more counterparts by Noteholders holding not less than 25% of the aggregate principal amount of the outstanding Notes of such Series or, in respect of all Notes, an instrument signed in one or more counterparts by Noteholders holding not less than 25% of the aggregate principal amount of all outstanding Notes, in each case requesting or directing the Trustee to take or refrain from taking the action or proceeding specified therein.

"Notes" means senior unsecured notes of the Issuer issued pursuant to this Indenture and, for greater certainty, includes any Additional Notes.

"Offering Memorandum" means an offering memorandum of the Issuer in respect of the offering of Notes (including any Additional Notes, as applicable).

"Officer" means any of the following officers of the Issuer or any Guarantor: the President and Chief Executive Officer, the Chief Financial Officer, the Vice President, Treasury, the Vice President, Global Tax, the Vice President, Finance Process Improvements, the Vice President Corporate Development, the Vice President, General Counsel and Corporate Secretary, or and any individuals having similar functions or some of these functions.

"Officer's Certificate" means a certificate signed by one Officer.

"Opinion of Counsel" means a written opinion from legal counsel acceptable to the Trustee, acting reasonably; provided that the counsel may be an employee of or counsel to the Issuer.

"Ordinary Resolution" has the meaning ascribed to such term in Section 11.12.

"Paying Agent" means a Person authorized by the Issuer to pay the principal, Premium or interest payable in respect of any Notes on behalf of the Issuer, and may include the Issuer and the Trustee.

"Payment Default" has the meaning ascribed to such term in Subsection 8.1(e).

"Permitted Bonds for Title Transaction" means, at any time, Bonds for Title Transaction pursuant to which Indebtedness Instruments issued to the Issuer or a Guarantor in an aggregate face amount of US$100,000,000 or less are outstanding.

"Permitted Liens" means the following Liens:

(a)	created by workers compensation, unemployment insurance and other social security legislation for liabilities not yet overdue;

(b)	for taxes, rates, charges, levies or assessments not yet due or for which payment is not yet delinquent;

(c)	for taxes, rates, charges, levies or assessments, due or past due and payable, the validity of which is being contested in good faith by the Issuer or the relevant Guarantor by appropriate proceedings timely instituted; provided, however, that where taxes must be paid or deposited in whole or in part subject to resolution of such contest in order to stay enforcement of such lien, such taxes or required part thereof shall have been so paid or deposited;

(d)	for services performed for or materials delivered to the Issuer or the relevant Guarantor for which payment is not yet delinquent, and attachments, judgments and other similar liens arising in connection with services performed or materials delivered provided, however, that the execution or other enforcement of such Liens is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings;

(e)	Liens incurred in the ordinary course of business and for the purpose of carrying on same that are not in connection with the borrowing of money or the obtaining of credit and which do not in the aggregate materially impair the use, the income or profits therefrom, of the property covered thereby in the operation of such Person's business;

(f)	undetermined and inchoate Liens arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable law or of which written notice has not been duly given in accordance with applicable law or which, although filed or registered, relate to obligations not due or delinquent;

(g)	the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit acquired by the Issuer or any Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit acquired by the Issuer or any Subsidiary or to require annual or other periodic payments as a condition of the continuance thereof;

(h)	Liens to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of the Issuer or any Subsidiary, all in the ordinary course of its business;

(i)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown, statutory exception to title and reservation of mineral rights including coal, oil and natural gas;

(j)	title defects or irregularities in title for movable, personal, immovable or real property which are of a minor nature in the aggregate and will not materially impair the use of the property for the purposes for which it is held by the Issuer or any Subsidiary;

(k)	Liens arising solely from conditional sale, title retention, consignment or other similar arrangements for the sale of goods entered into by the Issuer or any Subsidiary in the ordinary course of business;

(l)	Liens arising out of judgments or awards with respect to which the Issuer or any Subsidiary shall in good faith be prosecuting an appeal or proceeding for review and with respect to which the Issuer or such Subsidiary shall have secured a stay of execution pending the appeal or proceedings for review of for which security has been posted by the Issuer or such Subsidiary;

(m)	Liens in favour of customs and revenue authorities arising as a matter of law to secure the payment of customs duties resulting from the importation of goods and in each case attaching only to such goods;

(n)	any interest or title of a lessor or sublessor and any restriction or encumbrance to which the interest or title of such lessor or sublessor may be subject;

(o)	(A) deposits to secure the performance of leases of property (whether immovable, moveable or mixed) of the Issuer or any Subsidiary in the ordinary course of business and (B) Liens arising from precautionary financing statement filings (or other similar filings) regarding such leases;

(p)	Liens existing on assets or property at the time of entering into any agreement with respect to the acquisition of such assets or property and Liens existing on any of the assets or property of a person acquired by the Issuer or a Guarantor at the time such person becomes a Subsidiary of the Issuer provided, in each case, that such Liens were not incurred in anticipation of or in connection with the acquisition, and provided further that any such Liens are discharged within 30 days of such acquisition, other than Liens which would otherwise be Permitted Liens;

(q)	Liens in connection with any factoring agreement or securitization transaction, provided that the property of the Issuer or any Guarantor encumbered thereby is limited to the accounts receivable sold pursuant to any such agreement or transaction (collectively, the "Purchased Receivables") and any bank account in which amounts in respect of Purchased Receivables (and no other amounts) are deposited;

(r)	any Lien on the funds or securities deposited with the Trustee in connection with any defeasance under the Trust Indenture; and

(s)	other Liens not referred to above securing, at any time, an aggregate amount not to exceed 15% of the Shareholders' Equity of the Issuer on a Consolidated basis, as determined based on the balance sheet of the Issuer at the end of the most recently completed fiscal quarter of the Issuer.

"Person" or "person" means any individual, corporation, partnership, limited liability company, unlimited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, mutual fund trust, unincorporated organization or government or other agency or political subdivision thereof or other legal entity of any kind.

"Plan of Liquidation" with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (a) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and (b) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.

"Premium" means (a) at any time, if Section 5.1 applies, the excess of the optional redemption price set forth expressed in the Notes subject to such optional redemption or in the Supplemental Indenture or Terms Schedule authorizing or providing for the issue thereof over the principal amount of such Notes and (b) if Section 8.12 applies, 1% of the principal amount of the applicable Notes.

"Ratings Event" means, in respect of any series of Notes, the occurrence of a decrease in the rating of the Notes to below an Investment Grade Rating by either (a)(i) two out of three of the Designated Rating Organizations, if there are three Designated Rating Organizations then rating the Notes, or (ii) three Designated Rating Organizations, if there are four or more Designated Rating Organizations then rating the Notes, or (b) each Designated Rating Organization, if there are less than three Designated Rating Organizations then rating the Notes (the "Required Threshold") on any day within the 90-day period (which 90-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of Designated Rating Organization(s) which, together with each Designated Rating Organization which has already lowered its rating, would aggregate in number the Required Threshold) after the earlier of (i) the occurrence of a Change of Control and (ii) public notice of the occurrence of a Change of Control or of the Issuer's intention or agreement to effect a Change of Control.

"Record Date" means, in respect of a Series of Notes, a date fixed by the Issuer from time to time or specified in this Indenture for determining the Noteholders entitled to receive interest on an Interest Payment Date for such Series.

"Redemption Date" has the meaning ascribed to such term in Section 5.3.

"Redemption Price" means with respect to a Note to be redeemed, unless otherwise provided in a Terms Schedule or Supplemental Indenture in respect of a particular Series of Notes, the principal amount of the Notes being redeemed together with interest on the principal amount of such Notes so redeemed accrued and unpaid to the Redemption Date and payable on the Redemption Date fixed for such Notes, if any.

"Redemption Price Calculation Date" means the date on which the Redemption Price is to be calculated for Notes that do not have a fixed Redemption Price, which date shall be the third Business Day prior to the Redemption Date.

"Register" means a register for the registration of Notes which the Trustee or a Registrar is required or permitted to maintain pursuant to Section 3.1.

"Registrar" means the Trustee or a Person other than the Trustee designated by the Issuer to keep a Register.

"Restricted Subsidiary" means each Subsidiary of the Issuer which is designated as a Restricted Subsidiary pursuant to Section 1.15.

"Revolving Credit Agreement" means the second amended and restated credit agreement dated as of March 25, 2022 among the Issuer, as borrower, the financial institutions party thereto as lenders and Bank of Montreal, as administrative agent, as such agreement has been and may be further amended (including any amendment or restatement thereof), supplemented or otherwise modified from time to time, including any agreement or indenture exchanging, extending the maturity of, refinancing, renewing, replacing, substituting or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement, regardless as to when any such agreement is entered into (including increasing the amount available to be borrowed thereunder, adding or removing Subsidiaries as borrowers or guarantors thereunder or adding or removing lenders or agents thereunder).

"Risk Value of Derivative Instruments" means costs incurred by a counterparty or amounts which would be payable by the Issuer or the Guarantor, as the case may be, further to the breaking or assignment of a derivative instrument to which the Issuer or a Guarantor is a party, or such costs that would be incurred by such counterparty or amounts which would be payable by the Issuer or the Guarantor, as the case may be, should such an event have occurred as of the relevant determination date which would permit termination of the derivative instrument, as established from time to time on the basis of the formula proposed by the "ISDA Master Agreement" (2002 version or any other subsequent version) of the International Swaps and Derivatives Association, Inc. under Section 6(e) "Payments on Early Termination" in the case of currency or interest exchange agreements or other agreements governed by such agreement.

"S&P" means S&P Global Ratings and any successor to its rating agency business.

"Sale and Leaseback Transaction", with respect to any Person, means any transaction or series of transactions whereby such Person sells, transfers or otherwise disposes of any of its properties and assets to another Person and within one (1) year of such sale, transfer or other disposition, such Person leases or rents, as lessee, the same property, but shall not include any Permitted Bonds for Title Transaction.

"Securities" means any shares, units, instalment receipts, voting trust certificates, bonds, debentures, notes, other evidences of indebtedness, or other documents or instruments commonly known as securities or any certificates of interest, shares or participation in temporary or interim certificates for, receipts for, guarantees of, or warrants, options or rights to subscribe for, purchase or acquire any of the foregoing.

"SEDAR+" means the System for Electronic Data Analysis and Retrieval established under National Instrument 13-103 – System for Electronic Data Analysis and Retrieval + (SEDAR+) of the Canadian Securities Administrators (or any successor thereto).

"Series" means a series of Notes which, unless otherwise specified in a Supplemental Indenture or a Terms Schedule, consists of those Notes which have identical terms, regardless of whether such Notes are designated as a series or were or are to be issued at the same time.

"Shareholders' Equity" means, at any time, the sum of all issued and fully paid capital stock of the Issuer, at stated value, paid-in capital surplus, contributed capital and retained earnings (including, without duplication, the positive reassessment of assets or cumulative translation adjustment (if any) as a result of the change by the Issuer of functional currency from Canadian Dollars to U.S. Dollars), but excluding any deferred tax credits and any positive reassessment of assets.

"Stated Maturity" means, with respect to any Indebtedness, the date specified in the agreement governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such Indebtedness is due and payable, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" means a Person that is under the Control of another Person; unless otherwise specified, "Subsidiary" means a Subsidiary of the Issuer.

"Successor" has the meaning ascribed to such term in Section 10.1.

"Supplemental Indenture" means an indenture supplemental to this Indenture pursuant to which, among other things, Notes may be authorized for issue or this Indenture may be amended.

"Term Loan Credit Agreement" means the second amended and restated credit agreement dated as of May 26, 2023 among the Issuer, as borrower, the financial institutions party thereto as lenders and Bank of Montreal, as administrative agent, as such agreement has been and may be further amended (including any amendment or restatement thereof), supplemented or otherwise modified from time to time, including any agreement or indenture exchanging, extending the maturity of, refinancing, renewing, replacing, substituting or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement, regardless as to when any such agreement is entered into (including increasing the amount available to be borrowed thereunder, adding or removing Subsidiaries as borrowers or guarantors thereunder or adding or removing lenders or agents thereunder).

"Terms Schedule" means a schedule setting out the terms and conditions that are applicable to the Notes or Additional Notes specified therein.

"Threshold Amount" means an amount equal to the greater of (i) 2.5% of Shareholders' Equity, and (ii) $75,000,000 or the equivalent amount thereof in other currencies.

"Trust Sections" has the meaning ascribed to such term in Section 13.25.

"Trustee" means TSX Trust Company, or its successor or successors for the time being as trustee hereunder.

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

"Voting Shares" with respect to any Person, means securities of any class of Equity Interests of such Person entitling the holders thereof (whether at all times or only so long as no senior class of shares or other relevant Equity Interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

1.2            Meaning of "outstanding" for Certain Purposes

Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled or delivered to the Trustee for cancellation or money for the payment or redemption thereof has been set aside pursuant to Sections 2.9 or 5.5 or Article 9, provided that:

(a)	if a new Note has been issued in substitution for a Note that has been mutilated, lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b)	Notes that have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof; and

(c)	for the purpose of any provision of this Indenture entitling holders of outstanding Notes to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or to constitute a quorum at any meeting of Noteholders, Notes beneficially owned directly or indirectly by the Issuer or any Affiliate of the Issuer shall be disregarded; provided that:

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action or on the Noteholders present or represented at any meeting of Noteholders constituting a quorum, only the Notes which the Trustee knows are so owned shall be so disregarded;

(ii)	Notes so owned that have been pledged in good faith other than to the Issuer or an Affiliate of the Issuer shall not be disregarded if the pledgee shall establish to the satisfaction of the Trustee, acting reasonably, the pledgee's right to vote, sign consents, requisitions or other instruments or take such other actions free from the control of the Issuer or any Affiliate of the Issuer; and

(iii)	for the purposes of disregarding any Notes owned legally or beneficially by the Issuer or any Affiliate, the Issuer shall provide to the Trustee, at the request of the Trustee, from time to time, a certificate of the Issuer setting forth as at the date of such certificate:

(A)	the names of the registered holders which, to the knowledge of the Issuer, are owned, directly or indirectly, legally or equitably by the Issuer or any Affiliate; and

(B)	the principal amount of Notes owned legally and beneficially by each of such holders;

and the Trustee in making such determination shall be entitled to rely upon such certificate.

1.3            Interpretation Not Affected by Headings

The division of this Indenture into Articles, Sections and clauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4            Extended Meanings

In this Indenture, unless otherwise expressly provided herein or unless the context otherwise requires, words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; references to "Indenture", "this Indenture", "hereto", "herein", "hereby", "hereunder" and similar expressions refer to this indenture, and not to any particular Article, Section, clause or other portion hereof, and include all Schedules and amendments hereto, modifications or restatements hereof, and any and every Supplemental Indenture and Terms Schedule; and the expressions "Article", "Section", "Subsection", "clause", "Schedule", and "Exhibit" followed by a number, letter or combination of numbers and letter refer to the specified Article, Section or clause of or Schedule to this Indenture.

1.5            Day Not a Business Day

Except as otherwise provided herein, if any day on which an amount is to be determined, any period of time would begin or end, any calculation is to be made or an action is to be taken hereunder at a particular location is not a Business Day, then such amount shall be determined, such period of time shall begin or end, such calculation shall be made or such action shall be taken at or before the requisite time on the next succeeding day that is a Business Day at such location.

1.6            Currency

Except as otherwise provided herein, all amounts in this Indenture are expressed in Canadian dollars. References to "Canadian dollars", "dollars" and "$" are to lawful money of Canada, and references to "US$" are to lawful money of the United States.

1.7            Statutes

Each reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.8            Invalidity of Provisions

Each provision in this Indenture or in a Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.9            Governing Law

This Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable in the Province of Québec and shall be treated in all respects as Québec contracts. Each party submits to the exclusive jurisdiction of any Québec courts sitting in Montréal in any action, application, reference or other proceeding arising out of or related to this Indenture and agrees that all claims in respect of any such actions, application, reference or other proceeding shall be heard and determined in such Québec courts. The parties hereto hereby waive any right they may have to require a trial by jury of any proceeding commenced in connection herewith.

1.10          Language

In the event of any contradiction, discrepancy or difference between the English language version and the French or other language version of the text of a Note, the English language version of the text shall govern.

The parties hereto expressly request and require, and confirm that it is their express wish, that this Indenture, the Notes and all notices, statements of account or other documents required or permitted to be given or entered into pursuant hereto to be drawn up in English. Les parties aux présentes conviennent et exigent, et confirment leur volonté expresse, que cette entente, les billets et tout avis, tout état de compte et tout autre document à être ou pouvant être donnés ou conclus en vertu des présentes soient rédigés en anglais.

1.11          Calculations

The Issuer shall be responsible for making all calculations called for hereunder. The Issuer shall make such calculations in good faith and, absent manifest error, the Issuer's calculations shall be final and binding on Noteholders and the Trustee. The Issuer will provide a schedule of its calculations to the Trustee and the Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

1.12          Certificates and Opinion

Any certificate made or given under or for the purpose of satisfying any provision of this Indenture or evidencing the compliance with any provision of this Indenture by one or more Officers of the Issuer or a Guarantor may be based, in so far as it relates to legal matters, upon an opinion of Counsel, unless such Person or Persons signing the certificate knows, or with the exercise of reasonable care should have known, that the opinion with respect to the matters upon which his or their certificate is based as aforesaid is or are erroneous. Any opinion made or given by Counsel may be based, in so far as it relates to factual matters and information which is in the possession of the Issuer or a Guarantor, upon the certificate of an officer or officers of the Issuer or a Guarantor, unless such Counsel knows, or in the exercise of reasonable care should have known, that the certificate with respect to the matters upon which its opinion is based as aforesaid is or are erroneous. Any such certificate or opinion, as the case may be, made or given by an Officer or a Guarantor or by Counsel may be based, in so far as it relates to accounting matters, upon the certificate or opinion of an auditor or accountant, including the Issuer's auditors, unless such Officer or Counsel, as the case may be, knows, or in the exercise of reasonable care should have known, that the certificate or opinion with respect to the matters upon which his certificate or opinion is based as aforesaid is or are erroneous.

1.13          Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall, except as may be required by any applicable Law, give to any Person, other than the parties hereto and their successors hereunder and the holders, any benefit or any legal or equitable right, remedy or claim under this Indenture. In the case of Notes registered in the form of Book Entry Only Notes, any reference in this Indenture to a "Holder" of a Note shall be construed as a reference to the Depository.

1.14            GAAP

As of the date of this Indenture, the Issuer prepares its financial statements in accordance with GAAP. Except as otherwise expressly provided in this Indenture, a Terms Schedule or Supplemental Indenture, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided, however, that notwithstanding the foregoing, (a) the provisions of this Indenture of a financial or accounting nature (including definitions) will be interpreted (i) without taking into account IFRS 16, and (ii) as if the changes in GAAP resulting from the coming into force of IFRS 16 had not occurred.

1.15          Restricted Subsidiaries

(a)	Restricted Subsidiaries following the Credit Agreements Termination Date: On the Credit Agreements Termination Date, the Issuer shall by providing written notice to the Trustee designate as Restricted Subsidiaries such Subsidiaries of the Issuer as are necessary in order to satisfy the EBITDA Threshold and, upon completion of the necessary adhesion or joinder documents, such Restricted Subsidiaries shall become Guarantors.

(b)	Designation of Additional Restricted Subsidiaries: After the Credit Agreements Termination Date, the Issuer may designate any other of its Subsidiaries as a "Restricted Subsidiary" by giving to the Trustee a designation notice in the form of Schedule "E". Any such designation shall be effective on the date of receipt of such notice by the Trustee.

(c)	Requirements applicable to Restricted Subsidiaries: The Issuer covenants that the following provisions shall be complied with at all times from and including the Credit Agreements Termination Date:

(i)	Each Restricted Subsidiary must be at all times from and including the Credit Agreements Termination Date a direct or indirect wholly-owned Subsidiary of the Issuer.

(ii)	The EBITDA of the Issuer calculated on a Modified Consolidated Basis shall represent at the end of each fiscal quarter of the Issuer (computed on a trailing basis for the period of four consecutive fiscal quarters then ended) at least 80% (or such lower percentage as was applicable under the Credit Agreements immediately prior to the Credit Agreements Termination Date) of the EBITDA of the Issuer calculated on a Consolidated basis at the end of such period computed on the same basis (the "EBITDA Threshold").

(d)            Revocation of a Designation:

(i)	The Issuer may at any time after the Credit Agreements Termination Date, by notice to the Trustee, revoke the designation of any "Restricted Subsidiary", provided that no Default then exists, and that: (i) the Issuer would have been in compliance with the requirements of Section 1.15(c) as of the last day of the most recently completed fiscal quarter of the Issuer (after giving effect to the revocation); and (ii) the notice of revocation is accompanied by a certificate of the Issuer containing pro forma calculations showing such compliance as required by clause (i) above and confirming that no Default exists.

(ii)	If the conditions precedent of paragraph (i) immediately above are met, the revocation shall become effective as of the last day of the most recently completed fiscal quarter of the Issuer and the Subsidiary concerned will be automatically released from its obligations under any Guarantee to which it is a party and shall cease to be a Restricted Subsidiary. If, however, all such conditions are not met, the notice of revocation referenced in paragraph (i) shall be ineffective and the Restricted Subsidiary concerned shall continue to be liable under any Guarantee to which it is party.

(iii)	Any Subsidiary that ceases to be a Restricted Subsidiary shall be excluded from the Modified Consolidated Basis calculation contemplated in Section 1.15 (c)(ii) as of and with respect to the fiscal quarter during which any such Subsidiary ceases to have such status.

Article 2
The Notes

2.1            Limit of Issue

The aggregate principal amount of Notes which may be issued under this Indenture is unlimited, but Notes may be issued hereunder only upon the terms and subject to the conditions herein provided.

2.2            Issuance in Series

The Notes may be issued in one or more Series. The Notes of each Series shall be designated in such manner, shall bear such date or dates and mature on such date or dates, shall bear interest, if any, at such rate or rates accruing from and payable on such date or dates, may be issued at such times and in such denominations, may be redeemable before maturity in such manner and subject to payment of such Premium or without Premium, may be payable as to principal, interest and Premium at such place or places and in such currency or currencies, may be payable as to principal, interest and Premium in Securities of the Issuer or any other Person, may provide for such mandatory redemption, sinking fund or other analogous prepayment obligations, may provide for the payment of a yield maintenance amount, may contain such provisions for the exchange or transfer of Notes of different denominations and forms, may have attached thereto or issued therewith Securities entitling the holders to subscribe for, purchase or acquire Securities of the Issuer or any other Person upon such terms, may give the holders thereof the right to convert Notes into Securities of the Issuer or any other Person upon such terms, may be defeasible at the option of the Issuer, and may contain such other provisions not inconsistent with this Indenture, as may be determined by the Issuer at or prior to the time of issue of the Notes of such Series and set forth in a Terms Schedule or, to such extent as the Issuer deems appropriate, in a Supplemental Indenture pertaining to the Notes of such Series. At the option of the Issuer, the maximum principal amount of Notes of any Series may be limited, such limitation to be expressed in the Terms Schedule or Supplemental Indenture providing for the issuance of the Notes of such Series; provided that any such limitation may be increased at any time by the Issuer.

2.3            Form of Notes

(a)	The Notes of any Series may be of different denominations and forms and may contain such variations of tenor and effect, not inconsistent with this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of Notes of different denominations or forms and in the provisions for the registration or transfer of Notes, and any Series of Notes may consist of Notes having different dates of issue, different dates of maturity, different rates of interest, different redemption prices, different sinking fund provisions, and partly of Notes carrying the benefit of a sinking fund and partly of Notes with no sinking fund provided therefor.

(b)	Subject to paragraph (a) above and subject to any limitation as to the maximum principal amount of Notes of any particular Series, any Note may be issued as part of any Series of Notes previously issued.

(c)	All Notes shall be in the form specified by the Issuer in the Supplemental Indenture or Terms Schedule relating thereto and approved by the Trustee, whose approval shall be conclusively evidenced by its certification thereof.

2.4            Notes to Rank Equally

The Notes will be direct unsecured obligations of the Issuer. The Notes of each Series will rank equally and pari passu with each other and with the Notes of every other Series (regardless of their actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured Indebtedness of the Issuer, except as to sinking fund provisions applicable to different Series of Notes and other similar types of obligations of the Issuer. The Notes will be structurally subordinated to all indebtedness and other obligations (including trade payables) of the Issuer's Subsidiaries which are not Guarantors.

2.5            Book Entry Only Notes

(a)	Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, and subject to Subsection 2.5(c), each Series of Notes shall be issued as Book Entry Only Notes represented by one or more Global Notes registered in the name of the Depository or its nominee. Each Global Note shall bear the legend set out in Schedule "A" (or such updated legend as may be specified by the Depository from time to time). None of the Issuer, its directors, the Trustee, Registrar or any other Paying Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interests in any Global Note or for maintaining, reviewing or supervising any records relating to such beneficial interests. Nothing herein or in a Terms Schedule or Supplemental Indenture shall prevent the beneficial owners in Global Notes from voting such Notes using duly executed proxies.

(b)	Beneficial owners of Book Entry Only Notes will have no right to receive definitive Notes until such time, if any, as:

(i)	the Issuer determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of Global Notes, and the Issuer is unable to locate a qualified successor;

(ii)	the Depository notifies the Issuer that it is unwilling or unable to continue to act as depository in connection with such Notes and the Issuer is unable to locate a qualified successor;

(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Issuer is unable to locate a qualified successor;

(iv)	the Issuer elects, in respect of any series of Notes, to terminate the book entry only registration of such Notes through the Depository; or

(v)	the Depository determines to transfer the Notes in accordance with Subsection 3.3(d);

following which definitive Notes in fully registered form shall be issued in exchange for such Global Note or Global Notes, registered in such names and in such denominations (in denominations of $1,000 and integral multiples of $1,000 in excess thereof) as the Depository for such Global Note or Global Notes, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee, provided that the aggregate principal amount of the definitive Notes is equal to the principal amount of the Global Note or Global Notes so exchanged.

(c)	Notwithstanding Subsections (a) and (b) of this Section 2.5, if a Series of Notes is being issued as Book Entry Only Notes and a portion of the Notes are being issued by private placement in Canada, the United States of America or elsewhere in a manner that results in such Notes being subject to resale restrictions, the Issuer may, at its option, instead of issuing such restricted Notes as part of a Global Note, issue individual registered Notes (in denominations of $1,000 and integral multiples of $1,000 in excess thereof) in the name of the private placement purchasers of such restricted Notes or as they may direct, with such legend or legends on such Notes as the Issuer may require; provided that upon a transfer or exchange of such Notes in a manner that will result in such legend or legends being removed from the replacement Note being issued, the Notes must be transferred to the Depository or its nominee and will become part of the Global Note or Global Notes held by the Depository.

(d)	The Issuer, at its option, may at any time and from time to time require that any Global Note be issued as an uncertificated Note. If the Issuer requires that any Global Note be issued as an uncertificated Note, then the Issuer shall provide notice of such uncertificated issuance to the Trustee, and the Trustee shall certify or authenticate such uncertificated Global Note (whether upon original issuance, exchange, registration of transfer, partial payment, redemption or conversion or otherwise) by completing its Internal Procedures and the Issuer shall thereupon be deemed to have duly and validly issued such uncertificated Global Note under this Indenture. Such certification or authentication shall be conclusive evidence that such uncertificated Global Note has been duly issued hereunder and that the holder of such uncertificated Global Note is entitled to the benefits of this Indenture. The Register shall be final and conclusive evidence as to all matters relating to uncertificated Notes with respect to which this Indenture requires the Trustee to maintain records or accounts. The delivery of a confirmation of registration in the name of the Depository or its nominee by the Trustee to the related Depository shall constitute delivery of the uncertificated Global Note to the related Depository. The Trustee is authorized by the Issuer to provide further assurances and reports required by the Depository in order to confirm the Depository's registered holding of an uncertificated Global Note. No uncertificated Global Note shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been certified or authenticated by entry on the Register of the particulars of the uncertificated Global Note. Such entry on the Register of the particulars of an uncertificated Global Note shall be conclusive evidence that such uncertificated Global Note is a valid and binding obligation of the Issuer and that the holder is entitled to the benefits of this Indenture.

2.6            Signatures on Notes

All Notes shall be signed (either manually or by way of electronic signature, including through an information system such as DocuSign) on behalf of the Issuer by any Officer. An electronic signature on any Note shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such electronic signature was reproduced, and each Note so signed shall be valid and binding upon the Issuer notwithstanding that any individual whose signature (either manual or electronic) appears on a Note is not at the date of this Indenture or at the date of the Note or at the date of the certification and delivery thereof an Officer.

2.7            Certification

No Note shall be issued or, if issued, shall be obligatory or entitle the holder thereof to the benefit hereof until it has been certified by or on behalf of the Trustee. Such certificate on any Note shall be conclusive evidence that such Note has been duly issued hereunder and is a valid obligation of the Issuer.

The certificate of the Trustee signed on any Note shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of such Note or its issuance. The certificate of the Trustee signed on any Note shall, however, be a representation and warranty by the Trustee that such Note has been duly certified by or on behalf of the Trustee pursuant to this Indenture.

2.8            Concerning Interest

(a)	Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes:

(i)	payment of interest, principal or Premium, as applicable will be made in the currency in which the Note is denominated;

(ii)	every Note of a Series, whether issued originally or in exchange or in substitution for previously issued Notes, shall bear interest from and including the later of:

(A)	its date of issue; and

(B)	the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Notes of the same Series;

(iii)	fixed rate Notes will bear interest at the rate per annum set out on the face thereof until the principal amount is paid or made available for payment, interest will be calculated and payable monthly, quarterly, semi-annually or annually in arrears in equal instalments on the date specified or as may be agreed to between the Issuer and the purchaser of a Note and at maturity or redemption;

(iv)	floating rate Notes will bear interest from the original issue date thereof at rates set out on the face thereof, the rate of interest on floating rate Notes will be reset and payable monthly or quarterly and the Issuer shall act as pricing agent of floating rate Notes;

(v)	interest payable shall be computed on the basis of a year of 365 days or, in the case of a leap year, 366 days; and

(vi)	whenever interest is computed on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed year.

(b)	Subject to accrual of any interest on unpaid interest from time to time, interest on each Note will cease to accrue from the earlier of the Maturity Date of such Note and, if such Note is called for redemption, the Redemption Date, unless, in each case, upon due presentation and surrender of such Note for payment on or after such Maturity Date or Redemption Date, as the case may be, such payment is improperly withheld or refused by the Issuer.

(c)	In this Indenture, or in the Notes, where there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Note, and express mention of interest on amounts in default under this Indenture will not be construed as excluding such interest in those provisions of this Indenture in which such express mention is not made.

(d)	Except as otherwise provided herein or in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, if the date for payment of any amount of principal or interest in respect of any Note is not a Business Day at the place of payment, then payment will be made on the next Business Day at such place and the holder of such Note will not be entitled to any further interest or other payment in respect of the delay.

(e)	Except as otherwise provided herein or in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, the Issuer shall pay the interest due upon the principal amount of each interest-bearing Note (except interest payable on maturity or redemption of a Note which, at the option of the Issuer, may be paid only upon presentation of such Note for payment) by forwarding or causing to be forwarded by prepaid ordinary mail or wire transfer to the account of, the holder appearing on the Register maintained by TSX Trust Company, as Registrar and transfer agent (or in the event of mail service interruption, by such other means as the Trustee and the Issuer determine to be appropriate) a cheque for such interest (less any tax required by law to be deducted or withheld) payable to the holder of such Note for the time being on the Record Date for each applicable Interest Payment Date at the address appearing on the Register unless otherwise directed in writing by the holder or, in the case of registered joint holders, payable to all such joint holders and addressed to one of them at the last address appearing in the applicable Register and negotiable at par at each of the places at which interest upon such Note is payable. The Record Date for each applicable Interest Payment Date will be the tenth Business Day prior to the applicable Interest Payment Date, except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes. The forwarding of such cheque or electronic funds transfer or wire transfer, as the case may be, shall satisfy and discharge the liability for the interest on such Note to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld) unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Noteholder or the loss, theft or destruction thereof, the Issuer, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, shall issue or cause to be issued to such Noteholder a replacement cheque for the amount of such cheque.

(f)	If payment of interest is made by cheque, such cheque shall be forwarded at least three Business Days prior to the applicable Interest Payment Date, and if payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on the applicable Interest Payment Date.

(g)	If a Series of Notes or any portion thereof is represented by a Global Note, then all payments of interest on the Global Note shall be made by wire transfer by the Issuer to the Trustee and by the Trustee to the Depository or its nominee for subsequent payment to beneficial holders of interests in that Global Note, unless the Issuer and the Depository otherwise agree. Such funds as are required for the payments of interest on the Global Note by the Trustee to the Depository shall be deposited by the Issuer with the Trustee by wire transfer on or before 10:00 a.m. (Montréal Time) on the Interest Payment Date. The Trustee shall use the funds deposited by the Issuer with the Trustee to pay to the Depository on the Interest Payment Date the interest on the Global Note then due. The deposit of funds by the Issuer with the Trustee with respect to the payment of interest will satisfy and discharge the liability of the Issuer in respect of the interest then due on such Global Note to the extent of the amount deposited (plus the amount of any tax deducted and withheld). None of the Issuer, the Trustee or any agent or mandatary of the Trustee for any Note issued as a Global Note will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Note or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.9            Payments of Amounts Due on Maturity

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, the Issuer will establish and maintain with the Trustee a Debt Account for each Series of Notes. Each such Debt Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. Prior to 10:00 a.m. (Montréal time) on each Maturity Date for outstanding Notes, the Issuer will deposit in the applicable Debt Account an amount sufficient to pay the principal amount of, Premium (if any) on and accrued and unpaid interest (if any) payable in respect of such Notes (less any taxes required by law to be deducted or withheld). The Trustee will use the funds deposited in a Debt Account to pay to the holder of a Note entitled to receive payment, the principal amount of Premium on and any accrued and unpaid interest payable on the Note upon surrender of the Note at the Corporate Trust Office or at such other place or places as shall be designated for such purpose from time to time by the Issuer and the Trustee. The deposit of such amount to the applicable Debt Account will satisfy and discharge the liability of the Issuer for the Notes to which the deposit relates to the extent of the amount deposited (plus the amount of any taxes deducted or withheld) and such Notes will thereafter not to that extent be considered to be outstanding and the holders thereof will have no right with respect thereto other than to receive out of the amount so deposited the respective amounts to which the holders are entitled. Failure to make a deposit as required pursuant to this Section 2.9 shall constitute an Event of Default in payment on the Notes in respect of which the deposit was required to have been made.

2.10          Issue of Substitutional Notes

If any Note issued and certified hereunder shall become mutilated or be lost, destroyed or stolen, the Issuer, in its sole discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Note of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Note or in lieu of and in substitution for such lost, destroyed or stolen Note. The substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefit hereof and rank equally in accordance with its terms with all other Notes issued or to be issued hereunder. The applicant for a new Note shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Issuer and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Note so lost, destroyed or stolen as shall be satisfactory to the Issuer and to the Trustee in their discretion, and such applicant will also be required to furnish an indemnity and surety bond, in amount and form satisfactory to the Issuer and the Trustee in their discretion, and shall pay the reasonable charges of the Issuer and the Trustee in connection therewith.

2.11          Option of Holder as to Place of Payment

Except as herein otherwise provided, all amounts which at any time become payable on account of any Note or any interest or Premium thereon shall be payable at the option of the holder at any of the places at which the principal and interest in respect of such Note are payable.

2.12          Record of Payment

(a)	The Trustee shall maintain accounts and records evidencing each payment of principal of and Premium and interest on Notes, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

(b)	None of the Issuer, the Trustee, any Registrar or any Paying Agent will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Note or for maintaining, reviewing or supervising any records relating to such beneficial interests.

2.13          Surrender for Cancellation

If the principal amount due upon any Note shall become payable before the Stated Maturity thereof, the Person presenting such Note for payment shall surrender the same to the Trustee for cancellation and the Issuer shall pay or cause to be paid the principal amount of such Note, the Premium, if any, and the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an Interest Payment Date) and Article 9 shall apply to such Note.

2.14          Right to Receive Indenture

Each Noteholder is entitled to receive from the Issuer a copy of this Indenture upon written request and payment of a reasonable copying charge.

Article 3
REGISTRATION, TRANSFER, EXCHANGE
AND OWNERSHIP OF Notes

3.1            Registers

The Issuer will cause to be kept at the Corporate Trust Office, or at such other place as shall be agreed in writing by the Issuer and the Trustee, a central register (the "Central Register") and may cause to be kept in such other place or places by the Trustee or by such other Registrar or Registrars (if any) as the Issuer may designate, branch registers (each a "Register" and collectively with the Central Register the "Registers") in each of which will be entered the names and latest known addresses of Noteholders and the other particulars, as prescribed by law, of the Notes held by each of them and of all transfers of such Notes. Such registration will be noted on such Notes by the Trustee or other Registrar. Every Registrar (including the Trustee) from time to time shall, when requested to do so by the Issuer or by the Trustee, furnish the Issuer or the Trustee, as the case may be, with a list of the names and addresses of the Noteholders entered on the Register kept by such Registrar showing the principal amount and serial numbers of such Notes held by each holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

The Registers referred to in this Section 3.1 shall at all reasonable times, during the regular business hours of the Trustee and upon payment of its reasonable fees, be open for inspection by the Issuer, the Trustee, any Noteholder and any Person who has a beneficial interest in a Global Note who provides a sworn affidavit confirming such beneficial ownership.

3.2            Transfers of Notes

(a)	A registered holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to Section 3.1.

(b)	No transfer of a Note will be effective as against the Issuer unless:

(i)	such transfer is made by the registered holder of the Note or the executor, administrator or other legal representative of, or any attorney for, the registered holder, duly appointed by an instrument in form and execution satisfactory to the Trustee or other Registrar, upon surrender to the Trustee or other Registrar of the Note and a duly executed form of transfer;

(ii)	such transfer is made in compliance with such requirements as the Trustee or other Registrar may prescribe; and

(iii)	such transfer has been duly noted on such Note and on one of the appropriate Registers by the Trustee or other Registrar.

(c)	Notwithstanding Subsection (a) of this Section 3.2, a registered holder of a Note may transfer such Note only in compliance with the provisions of any legend or legends thereon restricting transfer.

3.3            Restrictions on Transfer of Global Notes

Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the Depository except in the following circumstances or as otherwise specified in a Terms Schedule or Supplemental Indenture relating to such Note:

(a)	a Global Note may be transferred by the Depository to the nominee of the Depository or by a nominee of the Depository to the Depository or to another nominee of the Depository or by the Depository or its nominee to a successor Depository or its nominee;

(b)	a Global Note may be transferred at any time after the Depository for such Global Note has notified the Issuer or the Issuer determines that the Depository is unwilling or unable or no longer eligible to continue as Depository for such Global Note;

(c)	a Global Note may be transferred at any time after the Issuer has determined, in its sole discretion, that the Notes represented by such Global Note shall no longer be held as Book Entry Only Notes; and

(d)	a Global Note may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Notes of the Series issued in the form of a Global Note, provided that at the time of such transfer the Event of Default has not been waived in accordance with this Indenture.

3.4            Registration of Transfer or Exchange

A holder will be able to register the transfer of or exchange Notes only in accordance with this Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by this Indenture. Without the prior consent of the Issuer, the Registrar is not required (a) to register the transfer of or exchange any Note selected for redemption, (b) to register the transfer of or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or (c) to register the transfer or exchange of a Note between a Record Date and the next succeeding Interest Payment Date.

3.5            Closing of Registers

Except in the case of the Central Register, the Issuer shall have power at any time to close any Register. The Issuer will transfer the registration of any Notes registered on a Register which the Issuer closes to another existing Register or to a new Register and thereafter such Notes will be deemed to be registered on such existing or new Register, as the case may be. If the Register in any place is closed and the records transferred to a Register in another place, notice of such change will be given to each Noteholder registered in the Register so closed and the particulars of such change will be recorded in the Central Register. None of the Issuer, the Trustee or any Registrar shall be required to: (a) effect transfers or exchanges of Notes of any Series on any Interest Payment Date for Notes of that Series or the date fixed for payment of the principal or Premium, if any, for Notes of that Series or, in each case, during the 10 preceding Business Days; or (b) effect exchanges of Notes of any Series on the Redemption Date for Notes of that Series to be redeemed or during the 10 preceding Business Days.

3.6            Exchange of Notes

(a)	Subject to Section 3.5, Notes in any authorized form or denomination may be exchanged upon reasonable notice for Notes in any other authorized form or denomination, any such exchange to be for an equivalent aggregate principal amount of Notes of the same Series carrying the same rate of interest and having the same Maturity Date and the same redemption and sinking fund provisions, if any.

(b)	Notes of any Series may be exchanged at the Corporate Trust Office or at such other place or places (if any) as may be specified in the Notes of such Series or in the Terms Schedule or Supplemental Indenture providing for the issuance thereof, and at such other place or places (if any) as may from time to time be designated by the Issuer. Any Notes tendered for exchange shall be surrendered to the Trustee. The Issuer shall execute and the Trustee shall certify all Notes necessary to carry out such exchanges. All Notes surrendered for exchange shall be cancelled.

(c)	Notes issued in exchange for Notes which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect, provided that:

(i)	Notes which have been selected or called for redemption may not be exchanged for Notes of larger denominations; and

(ii)	if a Note that has been selected or called for redemption in part is presented for exchange into Notes of smaller denominations, the Trustee shall designate, according to such method as the Trustee shall deem equitable, particular Notes of those issued in exchange, which shall be deemed to have been selected or called for redemption, in whole or in part, and the Trustee shall note thereon a statement to that effect.

3.7            Ownership and Entitlement to Payment

(a)	The Person in whose name a Note is registered shall be deemed to be the owner thereof for all purposes of this Indenture and payment of or on account of the principal of and Premium and interest on such Note shall be made only to or upon the order in writing of such Person, and each such payment shall be a good and sufficient discharge to the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid.

(b)	If a Note is registered in the name of more than one Person, the principal, Premium and interest from time to time payable in respect thereof may be paid to the order of all such Persons, failing written instructions from them to the contrary, and each such payment shall be a good and sufficient discharge to the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid.

(c)	Notwithstanding any other provision of this Indenture, all payments (including principal, Premium and interest) in respect of Notes represented by a Global Note shall be made or caused to be made to the Depository or its nominee. The Issuer understands that such payments will be subsequently paid by the Depository or its nominee to holders of interests in such Global Note, however, the Issuer has no responsibility or liability in respect of such subsequent payments.

(d)	The registered holder for the time being of a Note shall be entitled to the principal, Premium and interest evidenced by such Note, free from all equities or rights of setoff or counterclaim between the Issuer and the original or any intermediate holder thereof, and all Persons may act accordingly. The receipt by any such registered holder of any such principal, Premium or interest shall be a good and sufficient discharge to the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid, and neither the Issuer nor the Trustee shall be bound to inquire into the title of any such registered holder.

3.8            Evidence of Ownership

The Issuer and the Trustee may treat the registered holder of a Note as the owner thereof without actual production of such Note for the purpose of any Noteholders' Request, requisition, direction, consent, instrument or other document to be made, signed or given by the holder of such Note.

3.9            No Notice of Trusts

Neither the Issuer nor the Trustee nor any Registrar nor any Paying Agent shall be bound to take notice of or see to the performance or observance of any duty owed to a third Person (whether under a trust, express, implied, resulting or constructive, in respect of any Note or otherwise) by the owner or the registered holder of a Note or any Person whom the Issuer or the Trustee treats, as permitted or required by law, as the owner or the registered holder of such Note, and the Issuer, the Trustee and any Registrar may transfer such Note on the direction of the Person so treated or registered as the holder thereof, whether named as trustee or otherwise, as though that Person was the beneficial owner of such Note.

3.10          Charges for Transfer and Exchange

(a)	For each Note exchanged or transferred, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon in writing by the Trustee and the Issuer from time to time), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(b)	Notwithstanding Subsection 3.10(a), no charge (except a charge to reimburse the Trustee or other Registrar for any stamp taxes or governmental or other charges) shall be made to a Noteholder of any Series:

(i)	for any exchange or transfer of any Note applied for within a period of 45 days from the date of the first delivery of Notes of such Series;

(ii)	for any exchange after such period of Notes in denominations in excess of $1,000 for Notes in lesser denominations, provided that the Notes surrendered for exchange shall not have been issued as a result of any previous exchange other than an exchange pursuant to Subsection 3.10(b)(i);

(iii)	for any exchange of any interim Note that has been issued pursuant to Section 2.10; or

(iv)	for any exchange of any Note resulting from a partial redemption pursuant to Section 5.2.

3.11          Issuer and Trustee Not Liable in Respect of Depositary Participants

Notwithstanding any other provision in this Indenture or anything that may be construed or inferred herein to the contrary, and in addition to any other limitation on liability of the Issuer or the Trustee contained herein, neither the Issuer nor the Trustee shall have any liability in any manner whatsoever for any of the following:

(a)	any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes held by and registered in the name of the Depository or successor thereto;

(b)	maintaining, supervising or reviewing (or failure to maintain, supervise or review) any records relating to such beneficial ownership interests registered in the name of or in support of the Depository (or any successor thereto) or any participant;

(c)	any transfer (including any improper, inaccurate or inappropriate transfer) of beneficial ownership or interest in any Note; or

(d)	any advice or representation made or given by or with respect to the Depository (or any successor thereto) or any participant and made or given herein with respect to rules or procedures of such Depository (or any successor thereto) or any action to be taken by the Depository (or any successor thereto) or at the direction of a participant.

Article 4
ISSUE, CERTIFICATION AND DELIVERY OF Notes AND ADDITIONAL Notes

4.1            Issue, Certification and Delivery of Notes and Additional Notes

(a)	The Issuer may issue, and the Trustee shall certify and deliver to or to the Order of the Issuer, Notes and Additional Notes issuable under this Indenture, but only upon receipt by the Trustee of the following:

(i)	an Officer's Certificate stating that to the knowledge of the relevant Officer, no Event of Default has occurred and is continuing;

(ii)	an Order of the Issuer for the certification and delivery of such Notes or Additional Notes, which shall specify the principal amount of Notes or Additional Notes requested to be certified and delivered, and to which is attached the Supplemental Indenture or Terms Schedule setting out the terms and conditions of such Notes or Additional Notes; and

(iii)	an Opinion of Counsel to the effect that all legal requirements of this Indenture and applicable Law in connection with the issue of such Notes or Additional Notes have been complied with.

(b)	Upon the certification and delivery by the Trustee of Notes or Additional Notes in accordance with an Order of the Issuer, the Supplemental Indenture or Terms Schedule attached to such Order of the Issuer shall be deemed to form part of this Indenture.

4.2	No Notes or Additional Notes to be Certified during Event of Default

No Notes or Additional Notes shall be certified and delivered hereunder if, at the time of such certification and delivery, to the knowledge of the Trustee, an Event of Default has occurred and is continuing.

Article 5
Redemption and Purchase of Notes

5.1            General

So long as no Event of Default has occurred and is continuing, the Issuer shall have the right at its option to redeem, in whole or in part, before the Stated Maturity, at any time or from time to time, Notes of any Series which by their terms are made so redeemable, at such rate or rates of Premium and on such date or dates and on such terms and conditions as shall have been determined at the time of issue of such Notes and as shall be expressed in such Notes or in the Supplemental Indenture or Terms Schedule authorizing or providing for the issue thereof.

5.2            Partial Redemption of Notes

If less than all of the Notes of any Series for the time being outstanding are to be redeemed, the Issuer shall in each such case, at least 10 days before the date upon which the notice of redemption is required to be given, notify the Trustee in writing of the Issuer's intention to redeem Notes of such Series and of the aggregate principal amount of Notes to be redeemed. The Notes so to be redeemed shall be selected by the Trustee on a pro rata basis, disregarding fractions, according to the principal amount of Notes or in such other manner (which may include random selection by computer) as the Trustee shall deem equitable and expedient. For this purpose, the Trustee may make regulations with regard to the manner in which such Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders. Notes of denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof), and, unless the context otherwise requires, reference to Notes in this Article 5 shall be deemed to include any such part of the principal amount of Notes which shall have been so selected and called for redemption. The holder of any Note called for redemption in part only, upon surrender of such Note for payment in accordance with this Indenture, shall be entitled to receive, without expense to such holder, one or more new Notes for the unredeemed part of the Note so surrendered, and the Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered.

5.3            Notice of Redemption

(a)	Notice of intention to redeem any of the Notes shall be given by or on behalf of the Issuer to the Noteholders which are to be redeemed, not more than 60 days and not less than 10 days prior to the date fixed for redemption (the "Redemption Date"), in the manner provided in Section 12.2. Every notice of redemption shall specify the Series and the Maturity Date of the Notes called for redemption, the Redemption Date, the Redemption Price or the Redemption Price Calculation Date, as applicable, and the place or places of payment, and shall state that all interest thereon shall cease from and after the Redemption Date. In addition, unless all the outstanding Notes of a Series are to be redeemed, the notice of redemption shall specify:

(i)	in the case of a notice mailed or e-mailed to a Noteholder, the distinguishing letters and numbers of the Notes which are to be redeemed (or of such thereof as are registered in the name of such holder);

(ii)	in the case of a published notice, the distinguishing letters and numbers of the Notes which are to be redeemed or, if such Notes are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Notes so selected;

(iii)	in the case of Book Entry Only Notes, that the redemption will take place in such manner as may be agreed by the Depository, the Trustee and the Issuer;

(iv)	in all cases, the principal amounts of such Notes to be redeemed or, if any such Note is to be redeemed in part only, the principal amount of such part; and

(v)	if the redemption is conditional upon the occurrence of any event(s) or circumstances, the details and terms of any such conditions precedent (e.g., a financing, asset disposition, or other transaction).

(b)	If a notice of redemption specifies a Redemption Price Calculation Date for any Notes, the Issuer shall deliver to the Trustee, not later than the second Business Day prior to the Redemption Date for such Notes, a Certificate of the Issuer which specifies the Redemption Price of such Notes.

5.4            Notes Due on Redemption Dates

Upon notice having been given as specified in Section 5.3, all the Notes so called for redemption shall thereupon be and become due and payable at the Redemption Price and on the Redemption Date specified in such notice, in the same manner and with the same effect as if such date was the Stated Maturity specified in such Notes, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the money necessary to redeem such Notes shall have been deposited as provided in Section 5.5 and affidavits or other proof satisfactory to the Trustee, acting reasonably, as to the publication or mailing of such notices shall have been lodged with the Trustee, such Notes shall not be considered as outstanding hereunder and interest upon such Notes shall cease.

If any question shall arise as to whether any notice has been given as required or any deposit has been made, such question shall be decided by the Trustee, whose decision shall be final and binding upon all parties in interest.

5.5            Deposit of Redemption Amount

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, upon Notes having been called for redemption, the Issuer shall deposit with the Trustee or any Paying Agent to the order of the Trustee, by 10:00 a.m. (Montréal time) on the Redemption Date specified in the notice of redemption, by wire transfer, such amount as may be sufficient to pay the Redemption Price of the Notes to be redeemed. The deposit of such amount by the Issuer with the Trustee will satisfy and discharge the liability of the Issuer in respect of the Redemption Price of the Notes to be redeemed to the extent of the amount deposited (plus the amount of any tax deducted or withheld). From the amount so deposited, the Trustee or the Paying Agent, as applicable, shall pay or cause to be paid to the holders of such Notes called for redemption, upon surrender of such Notes, the Redemption Price to which they are respectively entitled on the Redemption Date (less any taxes required by law to be deducted or withheld).

5.6            Failure to Surrender Notes Called for Redemption

If the holder of any Note called for redemption fails on or before the date specified for redemption to surrender such Note, or does not within such time accept payment of the Redemption Price payable in respect thereof or give such receipt therefor, if any, as the Trustee may require, such Redemption Price (less any taxes required by law to be deducted or withheld) may be deposited in trust either with the Trustee or with a chartered bank (which may be an Affiliate of the Trustee), at such rate of interest as the Trustee or such bank may allow, and such deposit (plus the amount of any taxes deducted or withheld) shall for all purposes be deemed a payment to such holder of the sum so deposited and, to that extent, the Note shall thereafter not be considered as outstanding hereunder and such holder shall have no right other than to receive payment out of the amount so deposited, upon surrender and delivery of such holder's Note, of the Redemption Price of such Note.

5.7            Purchase of Notes

(a)	Except as otherwise provided in the Terms Schedule or Supplemental Indenture applicable to a Series of Notes and so long as no Event of Default has occurred and is continuing, the Issuer may purchase all or any of the Notes in the open market (which shall include purchase from or through an investment dealer or stock exchange member) or by tender or by private contract, at any price. Except where the Issuer has purchased beneficial interests in a Global Note, all Notes so purchased shall forthwith be delivered to the Trustee and shall be cancelled by it and, subject to the following paragraph of this Section 5.7, no Notes shall be issued in substitution therefor.

(b)	If, upon an invitation for tenders, more Notes are tendered at the same lowest price than the Issuer is prepared to accept, the Notes to be purchased by the Issuer will be selected by the Trustee, in such manner (which may include selection by lot, selection on a pro rata basis, random selection by computer or any other method) as the Trustee considers appropriate, from the Notes tendered by each tendering Noteholder who tendered at such lowest price. For this purpose, the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders, notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only. The holder of a Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such holder, one or more new Notes for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered.

5.8            Cancellation of Notes

Subject to Sections 5.2 and 5.7 as to Notes redeemed or purchased in part, all Notes purchased or redeemed in whole or in part by the Issuer under this Article 5 shall not be reissued or resold and shall be forthwith delivered to and cancelled by the Trustee, and no Notes of the same Series shall be issued in substitution therefor and Article 9 shall apply to any such cancelled Notes.

Article 6
Guarantees

6.1            Guarantee

Except as provided in this Indenture, the Issuer's obligations under the Notes and this Indenture will be solidarily (jointly and severally) guaranteed, on a senior unsecured basis, by each Guarantor that guarantees any Indebtedness or other obligation under the Credit Agreements (or from and including the Credit Agreements Termination Date, by each Restricted Subsidiary). The Guarantors will agree to pay, in addition to the amount stated above, all reasonable costs and expenses (including legal fees) reasonably incurred by the Trustee in connection with the preparation, negotiation, execution and administration of the Guarantees, as well as the reasonable costs and expenses incurred by the Trustee in connection with the enforcement of, or the preservation of any rights under the Guarantees.

The Issuer shall cause, as of the Issue Date, each Closing Date Guarantor to execute and deliver to the Trustee a guarantee substantially in the form set out in Schedule "C" hereto, and shall deliver or cause to be delivered to the Trustee:

(a)	true and complete copies of the constating documents and by-laws (if applicable), resolutions, a certificate of incumbency and certificate of good standing or its equivalent from the jurisdiction of incorporation or organization of such Guarantor, to the extent that such certificate of good standing exists in the relevant jurisdiction; and

(b)	an Opinion of Counsel, in a form acceptable to the Trustee, acting reasonably, strictly regarding customary corporate matters and the enforceability of such guarantee.

6.2            Representation of the Issuer

The Issuer represents and warrants that the Guarantors are the only Subsidiaries of the Issuer that are guarantors in respect of obligations under the Credit Agreements as of the date of this Indenture.

6.3            Addition of Guarantors

The Issuer covenants that within 30 days after the accession of a Subsidiary of the Issuer having been finalized as a guarantor in respect of obligations under the then existing Credit Agreements (or the designation of such Subsidiary as a Restricted Subsidiary, as applicable), the Issuer will cause such Subsidiary of the Issuer to execute and deliver to the Trustee an adhesion letter in the form set out in Schedule "A" to the Guarantee and thereby become a Guarantor and shall deliver or cause to be delivered to the Trustee:

(a)	true and complete copies of the constating documents and by-laws (if applicable), resolutions, a certificate of incumbency and certificate of good standing or its equivalent from the jurisdiction of incorporation or organization of such additional Guarantor, to the extent that such certificate of good standing exists in the relevant jurisdiction; and

(b)	an Opinion of Counsel, in a form acceptable to the Trustee, acting reasonably, strictly regarding customary corporate matters and the enforceability of such guarantee.

6.4            Release of Guarantors; Adjustment to Form of Guarantee

(a)	A Guarantor shall be released from its obligations under its Guarantee and its obligations under this Indenture after the occurrence of:

(i)	any of the following:

(A)	prior to the Credit Agreements Termination Date, if that Guarantor ceases to guarantee any Indebtedness under the Credit Agreements, except if the release or discharge thereof results from a demand for payment under such guarantee;

(B)	from and including the Credit Agreements Termination Date, if that Guarantor ceases to be a Restricted Subsidiary as contemplated in Section 1.15; or

(C)	legal defeasance or satisfaction and discharge of this Indenture as provided below under Article 9.

(b)	In accordance with and to give effect to the other provisions of this Article 6, it is hereby acknowledged and agreed by the Trustee, and each holder of any Note by its acceptance thereof shall be deemed to have agreed, that as and when and to the extent the form of guarantee provided and delivered by the Guarantors under the Credit Agreements is amended, modified, restated, amended and restated or replaced, then the Guarantee of the Notes shall be contemporaneously and accordingly amended, modified, restated, amended and restated or replaced with a new form of guarantee of the Notes hereunder that is substantially similar (with such adjustments as are necessary for a guarantee of Notes) as the new form of guarantee provided and delivered by the Guarantors under the Credit Agreement, without any action or consent required on the part of either the Trustee or the Noteholders.

6.5            Limitations on Certain Guarantors

Notwithstanding Section 6.1, if the guarantees of any Guarantor provided under the Credit Agreements are limited to a maximum amount in accordance with the terms of the Credit Agreements or such guarantee, the Guarantee of such Guarantor provided pursuant to this Indenture shall be limited to the same maximum amount.

Article 7
COVENANTS OF THE ISSUER

7.1            Covenants

The Issuer covenants with the Trustee that, for so long as any Notes remain outstanding:

(a)	Payment and Performance: The Issuer shall duly and punctually pay all sums of money payable by it hereunder and under the Notes as and when due and shall perform all other obligations on its part to be performed hereunder at the times and places and in the manner provided for herein and therein;

(b)	Carry on Business: Subject to Section 10.1, the Issuer shall, and shall cause each Guarantor to, at all times: (i) maintain its legal existence; and (ii) conduct its business in a proper and efficient manner in accordance with normal industry standards and in compliance, in all material respects, with all laws and all other regulatory authorities to the extent applicable to the activities of the Issuer or the Guarantors, except, in each case, where the failure to do so would not reasonably be expected to have a change or changes in or effect(s) on, either individually or in the aggregate, the business, assets, liabilities, financial position or operating results of the Issuer and its Subsidiaries, taken as a whole, which materially adversely affect(s) or would reasonably be expected to materially adversely affect the ability of the Issuer and its Subsidiaries, taken as a whole, to perform their obligations under this Indenture and the Notes in accordance with the respective terms hereof and thereof or the validity or enforceability of any of the Indenture or the Notes;

(c)	Reports and Financial Statements: The Issuer shall furnish to the Trustee copies of consolidated financial statements, whether annual or quarterly, of the Issuer and any report of the auditors thereon at the same time as such financial statements are filed with securities regulatory authorities (provided that the filing of the Issuer's financial statements, whether annual or quarterly and any report of the auditors thereon on SEDAR+ in accordance with applicable securities laws shall satisfy the Issuer's obligation to furnish the Trustee with copies of same) or if the Issuer is not a "reporting issuer" (or its equivalent) required to file information with one or more securities regulators in Canada, the Issuer shall furnish to the Trustee copies of such documents within the same timeframe, and the Trustee shall deliver copies of such documents received from the Issuer to the Noteholders;

(d)	Notice of Defaults: The Issuer shall provide prompt notice to the Trustee of any Default or Event of Default upon any of the Officers becoming aware of the facts giving rise to such Default or Event of Default;

(e)	Compliance Certificate: The Issuer shall furnish to the Trustee within 120 days after the end of each fiscal year of the Issuer, a duly executed and completed Compliance Certificate;

(f)	Limitation on Liens: The Issuer shall not, and shall not permit any Guarantor to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien (other than Permitted Liens) upon any of its or their property or assets (including Equity Interests of any of the Guarantors), whether owned at the Issue Date or thereafter acquired, which Lien secures Indebtedness or trade payables, unless contemporaneously with the incurrence of such Lien, (1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and (2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, with a Lien on the same collateral that is senior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The "Increased Amount" of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of Equity Interests of the Issuer, the payment of dividends on preferred stock in the form of additional shares of preferred stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies.

For purposes of determining compliance with this covenant, in the event that any Lien is permitted under more than one of clauses (a) through (s) of the definition of "Permitted Liens", the Issuer shall, in its sole discretion, classify such Lien and may divide and classify such Lien in more than one of the types of Liens described, and may later reclassify any Lien described in clauses (a) through (s) of the definition of "Permitted Liens" (provided that at the time of reclassification the applicable Lien is permitted under such provision or provisions);

(g)	Credit Rating: So long as any Notes remain outstanding, the Issuer shall not request any of the Designated Rating Organizations then rating the Notes to withdraw their rating of the Notes such that there would be less than one (1) Designated Rating Organization rating the Notes. In the event that all of the Designated Rating Organizations rating the Notes cease to rate the Notes or fail to make a rating of the Notes publicly available for reasons outside of the Issuer's control and, as at such time, the Notes are not rated by any Designated Rating Organization, the Issuer will use commercially reasonable efforts to obtain a credit rating from another Designated Rating Organization acceptable to the Issuer and the Trustee, each acting reasonably.

7.2            Trustee's Remuneration and Expenses

The Issuer will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts and powers created hereby (including the reasonable fees and disbursements of its Counsel and all other advisers and assistants not regularly in its employ after obtaining consent or consulting with the Issuer in advance, which consent shall not be unreasonably withheld), in each case in accordance with the engagement agreement and the fee schedule negotiated form time to time between the Issuer and the Trustee, both before any Event of Default and thereafter until all duties of the Trustee under the trusts and powers hereof shall be finally and fully performed, except any such expenses, disbursements or advances as may arise from the gross negligence, intentional fault or wilful misconduct of the Trustee. Any amount due under this Section 7.2 and unpaid 30 days after request for such payment will bear interest from the expiration of such 30 days at the rate then charged by the Trustee to its corporate clients. After an Event of Default, all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Trustee or its successors in the trusts and powers hereunder in priority to the payment of the principal of, Premium on and interest on the Notes. This Section 7.2 shall survive the resignation or removal of the Trustee or the termination of this Indenture.

7.3            Not to Accumulate Interest

In order to prevent any accumulation after maturity of unpaid interest, the Issuer will not, except with the approval of the Noteholders expressed by Extraordinary Resolution, directly or indirectly, extend or assent to the extension of time for payment of any interest payable on registered Notes or be a party to or approve any such arrangement by purchasing or funding any interest or in any other manner. If the time for payment of any such interest shall be so extended, whether for a definite period or otherwise, the registered owners entitled to such interest shall not be entitled in case of an Event of Default to the benefit of these presents except subject to the prior payment in full of the principal of and Premium on all Notes and of all matured interest on such Notes, the payment of which has not been so extended, and of all other moneys payable hereunder.

7.4            Performance of Covenants by Trustee

If the Issuer fails to perform any of its covenants contained in this Indenture, the Trustee may, upon fifteen (15) Business Days' notice to the Issuer specifying the covenant which the Issuer has failed to perform, itself perform any of such covenants capable of being performed by it on the Issuer's behalf, but will be under no obligation to do so. All sums expended or advanced by the Trustee for such purpose will be repayable as provided in Section 7.2. No such performance or advance by the Trustee shall relieve the Issuer of any Event of Default.

Article 8
DEFAULT AND ENFORCEMENT or change of control

8.1            Events of Default

Except as otherwise provided in any Terms Schedule or Supplemental Indenture, the occurrence of any one or more of the following events or circumstances which has occurred and is continuing constitutes an "Event of Default" under this Indenture:

(a)	Repayment of Notes: The failure of the Issuer to pay the principal amount of any of the Notes, or any Premium, when due for payment under such Note;

(b)	Payment of Interest: The failure of the Issuer to pay any interest when due under a Note hereunder, and the continuance of such failure to pay for 30 days;

(c)	Bankruptcy

(i)	If the Issuer or any other Note Party shall (A) commence any proceedings (including a notice of intention or a proposal under the Bankruptcy and Insolvency Act (Canada) and an application for the issuance of an initial order under the Companies' Creditors Arrangement Act (Canada) or any successor or equivalent legislation) or a voluntary case under the federal bankruptcy laws of the United States of America (as now or hereafter in effect), (B) file a petition seeking to take advantage of any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, (C) consent to or fail to contest in a timely and appropriate manner any petition filed against it in any proceeding or involuntary case under such bankruptcy laws or other laws, (D) apply for, or consent to, or fail to contest in a timely and appropriate manner, the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or the like of itself or of a substantial part of its assets, domestic or foreign, (E) admit in writing its inability to pay, or generally not be paying, its debts (other than those that are the subject of bona fide disputes) as they become due, (F) make a general assignment for the benefit of creditors, or (G) take any corporate, company or partnership or other action for the purpose of effecting any of the foregoing; or;

(ii)	If (A) any proceedings or case shall be commenced against the Issuer or any other Note Party or all or a substantial part of the assets of the Issuer or any other Note Party seeking (y) relief under the laws referred to above in paragraph (i) of this Section 8.1(c) (as now or hereafter in effect) or under any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, or (z) the appointment of a trustee, receiver, custodian, liquidator or the like of the Issuer or any other Note Party or all or a substantial part of the assets of the Issuer or any other Note Party, and such proceedings or case shall continue undismissed and unstayed for a period of sixty (60) days, or (B) an order granting the relief requested in such proceedings or case against the Issuer or any other Note Party shall be made, granted or entered;

provided that no Event of Default shall be deemed to have occurred under this Section 8.1(c) if (i) the book value of the assets of the Guarantors in respect of which any of the foregoing circumstances has occurred or occur does not exceed, in the aggregate, $75,000,000 or the equivalent amount thereof in other currencies and (ii) the occurrence of any such circumstances would not materially adversely affect(s) or reasonably be expected to materially adversely affect the ability of the Issuer and its Subsidiaries, taken as a whole, to perform their obligations under this Indenture and the Notes in accordance with the respective terms hereof and thereof or the validity or enforceability of any of the Indenture or the Notes;

(d)	Breach of Other Covenants: If the Issuer or any Guarantor is in default in observing or performing any other material covenant or condition contained herein (other than those otherwise dealt with in this Section 8.1) and the continuance thereof for 60 consecutive days after notice thereof to the Issuer from the Trustee or the holders of at least 25% of the principal amount of the outstanding Notes (or if such default shall be only in respect of one or more Series of the Notes then outstanding, the holders of at least 25% in principal amount of the Notes of such Series then outstanding).

(e)	Cross Acceleration: If the Issuer or any Guarantor is in default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness for borrowed money by the Issuer or any Guarantor (other than this Indenture), whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(i)	is caused by a failure to pay at its Stated Maturity principal on such Indebtedness within the applicable express grace period and any extensions thereof (a "Payment Default"); or

(ii)	results in the acceleration of such Indebtedness prior to its Stated Maturity (which acceleration is not rescinded, annulled or otherwise cured within 30 days of receipt by the Issuer or such Guarantor of notice of any such acceleration);

and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness with respect to which an event described in clause (i) or (ii) has occurred and is continuing, aggregates in excess of the Threshold Amount.

(f)	Judgments: If one or more final non-appealable judgments (to the extent not covered by insurance) for the payment of money in an aggregate amount in excess of the Threshold Amount shall be rendered against the Issuer or any Guarantor and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed.

(g)	Guarantees: If any Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Guarantee and this Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under the Guarantee of such Guarantor (other than by reason of release of such Guarantor from its Guarantee in accordance with the terms of this Indenture and such Guarantee), in each in each case by a court of competent jurisdiction, and to the extent the Guarantor has not been released from its obligations under its Guarantee in conformity with Section 1.15 or Section 6.4 such failure remains in continuance for 30 consecutive days after notice of the failure has been given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% of the aggregate principal amount of the outstanding Notes.

8.2            Notice of Event of Default

(a)	If an Event of Default shall occur and be continuing, the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Noteholders in the manner provided in Section 12.2.

(b)	If notice of an Event of Default has been given to Noteholders and the Event of Default is thereafter remedied or cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Persons to whom notice of the Event of Default was given pursuant to this Section 8.2, such notice to be given within a reasonable time, not to exceed 30 days, after the Trustee becomes aware that the Event of Default has been remedied or cured.

8.3            Acceleration

Subject to Section 8.4, if an Event of Default shall have occurred and be continuing under this Indenture, (i) the Trustee, by written notice to the Issuer, or (ii) the holders of at least 25% in aggregate principal amount of the Notes then outstanding (or, if an Event of Default shall have occurred and be continuing only in respect of one or more particular Series of Notes, the Trustee or the holders of at least 25% in principal amount of the Notes of such Series then outstanding) by written notice to the Issuer and the Trustee, may declare (an "acceleration declaration") all amounts owing under the Notes to be due and payable. Upon such acceleration declaration, the aggregate principal (and Premium, if any) of and accrued and unpaid interest on the outstanding Notes shall become due and payable immediately. The Issuer shall deliver to the Trustee, within 10 days after the occurrence thereof, notice of any Payment Default or acceleration referred to in Subsection 8.1(e).

8.4            Waiver of Event of Default

Upon the occurrence of an Event of Default, the holders of the Notes then outstanding shall have power by Extraordinary Resolution in writing to instruct the Trustee to waive such Event of Default and to cancel any declaration made by the Trustee pursuant to Section 8.3, and the Trustee shall thereupon waive the Event of Default or cancel such declaration upon such terms and conditions as shall be prescribed in such Extraordinary Resolution, provided that, notwithstanding the foregoing, if the Event of Default has occurred by reason of the non-observance or non-performance by the Issuer of any covenant applicable only to one or more particular Series of Notes, then the Noteholders of the outstanding Notes of that Series or those Series, as the case may be, shall be entitled by Extraordinary Resolution (or by separate Extraordinary Resolutions if more than one Series of Notes is so affected) to exercise the foregoing power as if the Notes of that Series or those Series, as the case may be, were the only Notes outstanding hereunder and the Trustee shall act in accordance with the instructions set out in any such Extraordinary Resolutions and it shall not be necessary to obtain a waiver from the Noteholders of any other Series of Notes.

No delay or omission of the Trustee or of the holders in exercising any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein, and no act or omission, either of the Trustee or of the holders, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

The Trustee, so long as it has not become bound to institute any proceedings hereunder, shall have power to waive the default as the Trustee shall determine, in its discretion, if, in the Trustee's opinion, relying on the advice of Counsel, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration or demand theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.

8.5            Enforcement by the Trustee

(a)	Subject to the provisions of Section 8.4 and to the provisions of any Extraordinary Resolution, if the Issuer shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.3, the principal of and Premium and interest on all Notes then outstanding, together with any other amounts due hereunder, the Trustee may, in its discretion, and shall, upon receipt of a Noteholders' Request and upon being secured, funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and Premium and interest on all the Notes then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b)	The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, and otherwise pursuant to applicable Law for and on behalf of the Noteholders or as attorney-in-fact for the Noteholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Noteholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Issuer or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Noteholders by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Noteholders with authority to make and file in the respective names of the Noteholders or on behalf of the Noteholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Noteholders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other documents and to do and perform any and all such acts and things, for and on behalf of such Noteholders, as may be necessary or advisable, in the opinion of the Trustee relying on the advice of Counsel, in order to have the respective claims of the Trustee and of the Noteholders against the Issuer or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided that nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any holder.

(c)	The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised by Counsel shall be necessary or advisable to preserve and protect its interests and the interests of the Noteholders.

(d)	All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust and otherwise pursuant to applicable Law for and on behalf of the Noteholders, and any recovery of judgment shall be for the rateable benefit of the Noteholders subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be party), the Trustee shall be held to represent all the Noteholders, and it shall not be necessary to make any Noteholders parties to any such proceeding.

8.6            Suits by Noteholders

No Noteholder shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or any Premium or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under bankruptcy legislation or to have the Issuer wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy unless:

(a)	the Noteholders, by Extraordinary Resolution or by Noteholders' Request, shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers conferred upon it or to institute an action, suit or proceeding in its name for such purpose;

(b)	the Noteholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred therein or thereby; and

(c)	the Trustee shall have failed to act within a reasonable time after such notification, request and provision of funding, security and indemnity.

If a Noteholder has the right to institute proceedings under this Section 8.6, such Noteholder, acting on behalf of itself and all other Noteholders, will be entitled to commence proceedings in any court of competent jurisdiction in which the Trustee might have commenced proceedings under Section 8.5.

8.7            Application of Money

Except as herein otherwise expressly provided, any money received by the Trustee or a Noteholder pursuant to this Article 8 or as a result of legal or other proceedings, or from any trustee in bankruptcy or liquidator of the Issuer, shall be applied, together with other money in the hands of the Trustee available for such purpose, as follows:

(a)	first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other amounts furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided (including, without limitation, pursuant to Section 7.4 hereof);

(b)	second, in payment of the principal of and Premium and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then Premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by an Extraordinary Resolution, and in that case in such order or priority as between principal, Premium and interest as may be directed by such Extraordinary Resolution; and

(c)	third, in payment of the surplus, if any, of such money to the Issuer or its assigns unless otherwise required by law;

provided, however, that no payment shall be made pursuant to Subsection 8.7(b) in respect of the principal of or Premium or interest on any Note held, directly or indirectly, by or for the benefit of the Issuer or any Affiliate of the Issuer (other than any Note pledged for value and in good faith to a Person other than the Issuer or any Affiliate of the Issuer, but only to the extent of such Person's interest therein) until the prior payment in full of the principal of and Premium and interest on all Notes which are not so held; provided further that the Trustee shall not be liable to any Noteholder in respect of any payment by it on any Note so held.

8.8            Distribution of Proceeds

Payments to Noteholders pursuant to Subsection 8.7(b) shall be made as follows:

(a)	at least 15 days' notice of every such payment shall be given in the manner provided in Section 12.2 specifying the time and the place or places at which the Notes are to be presented and the amount of the payment and the application thereof as between principal, Premium and interest;

(b)	payment in respect of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon, but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any case upon such indemnity being given as the Trustee shall consider sufficient;

(c)	from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d)	the Trustee shall not be required to make any payment to Noteholders unless the amount in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments referred to in Subsection 8.7(a), exceeds 2% of the aggregate principal amount of the Notes then outstanding.

8.9            Remedies Cumulative

Subject to Section 8.4, no remedy herein conferred upon or reserved to the Trustee or upon or to the Noteholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law.

8.10            Judgment Against the Issuer

In case of any judicial or other proceedings to enforce the rights of the Noteholders, judgment may be rendered against the Issuer in favour of the Noteholders or in favour of the Trustee, as trustee for the Noteholders, for any amount which may remain due in respect of the principal for the Notes, the Premium and the interest thereon.

8.11            Immunity of Officers and Others

No director, officer, employee or incorporator of the Issuer or any Guarantor, or shareholder of the Issuer, or annuitant under a plan of which a shareholder of the Issuer is a trustee or carrier will have any liability for any indebtedness, obligations or liabilities of the Issuer under the Notes or the Indenture or of any Guarantor under its Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release provided for in this Section 8.11 are part of the consideration for issuance of the Notes and the Guarantees. The waiver may not be effective to waive liabilities under applicable securities laws.

8.12            Offer to Purchase Notes upon Change of Control

(a)	Upon the occurrence of any Change of Control Triggering Event, unless the Issuer has previously or concurrently exercised its right to redeem all of the Notes as described in Article 5, each holder will have the right to require that the Issuer purchase all or any portion (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of that holder's Notes for a cash price (the "Change of Control Purchase Price") equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, thereon to, but excluding, the date of purchase.

(b)	No later than 30 days following any Change of Control Triggering Event, the Issuer will deliver, or cause to be delivered, to the holders, with a copy to the Trustee, a notice:

(i)	describing the transaction or transactions that constitute the Change of Control Triggering Event;

(ii)	offering to purchase, pursuant to the procedures required by this Indenture and described in the notice (a "Change of Control Offer"), on a date specified in the notice, which shall be a Business Day not earlier than 30 days, nor, unless such Change of Control Offer is being made in advance of a Change of Control Triggering Event as contemplated below, later than 60 days, from the date the notice is delivered (the "Change of Control Payment Date"), and for the Change of Control Purchase Price, all Notes properly tendered by such holder pursuant to such Change of Control Offer; and

(iii)	describing the procedures, as determined by the Issuer, consistent with this Indenture, that holders must follow to accept the Change of Control Offer.

(c)	On the Business Day immediately preceding the Change of Control Payment Date, the Issuer will, to the extent lawful, deposit with the Paying Agent an amount equal to the Change of Control Purchase Price in respect of the Notes or portions of Notes properly tendered.

(d)	On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(i)	accept for payment all Notes or portions of Notes (of $1,000 or integral multiples of $1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer; and

(ii)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officer's Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(e)	The Paying Agent will promptly deliver to each holder who has so tendered Notes the Change of Control Purchase Price for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes so tendered, if any; provided that each such new Note will be in a principal amount of $1,000 or integral multiples of $1,000 in excess thereof.

(f)	If the Change of Control Payment Date is on or after an interest Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest, if any, will be paid on the relevant Interest Payment Date to the Person in whose name a Note is registered at the close of business on such Record Date.

(g)	A Change of Control Offer will be required to remain open for at least 20 Business Days or for such longer period as is required by law. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the date of purchase.

(h)	The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control Triggering Event will be applicable regardless of whether any other provisions of this Indenture are applicable to the transaction giving rise to the Change of Control Triggering Event. Except as described above with respect to a Change of Control Triggering Event, this Indenture does not contain provisions that permit the Noteholders to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

(i)	The Issuer's obligation to make a Change of Control Offer will be satisfied if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer.

(j)	The Issuer will comply with all applicable securities legislation in Canada and any other applicable Laws and regulations in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that any applicable securities laws or regulations conflict with the "Change of Control" provisions of this Indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "Change of Control" provisions of this Indenture by virtue of such compliance.

(k)	Notwithstanding anything to the contrary contained herein or in this Indenture, a Change of Control Offer may be made in advance of a Change of Control Triggering Event, conditional upon such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(l)	In the event that holders of not less than 90% of the aggregate principal amount of a particular Series of outstanding Notes accept a Change of Control Offer and the Issuer purchases all of the Notes of such Series held by such holders, the Issuer will have the right, upon not less than 30 days' nor more than 60 days' prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the Notes of such Series that remain outstanding following such purchase at a redemption price equal to the Change of Control Purchase Price plus, to the extent not included in the Change of Control Purchase Price, accrued and unpaid interest on the Notes of such Series that remain outstanding, to the date of redemption (subject to the right of holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the redemption date).

Article 9
CANCELLATION, DISCHARGE AND DEFEASANCE

9.1            Cancellation

All Notes shall, forthwith after payment is made in respect thereof, be delivered to the Trustee and cancelled by it. All Notes cancelled or required to be cancelled under this or any other provision of this Indenture shall be cancelled by the Trustee, and if required by the Issuer the Trustee shall furnish to the Issuer a cancellation certificate in respect of the Notes so cancelled.

9.2            Non-Presentation of Notes

If the holder of any Note shall fail to present the same for payment on the date on which the principal thereof and Premium become payable either at Stated Maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require, then:

(a)	the Issuer shall be entitled to pay to the Trustee and direct it to set aside; or

(b)	in respect of money in the hands of the Trustee which may or should be applied to the payment of the Notes, the Issuer shall be entitled to direct the Trustee to set aside; or

(c)	in the case of redemption pursuant to notice given by the Trustee, the Trustee may itself set aside,

the principal amount and the Premium and interest, as the case may be, in trust to be paid to the holder of such Note upon due presentation or surrender thereof in accordance with this Indenture, and thereupon the principal amount and Premium and interest payable on such Note in respect of which such amount has been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof other than to receive payment of the amount so set aside (without interest) upon due presentation and surrender thereof, subject to Section 9.4.

9.3            Paying Agent and Trustee to Repay Monies Held

Upon the satisfaction and discharge of this Indenture all money then held by any Paying Agent of the Notes (other than the Trustee) shall, upon demand by the Issuer, be repaid to it or paid to the Trustee, and thereupon such Paying Agent shall be released from all further liability with respect to such monies. Upon satisfaction and discharge of this Indenture all money then held by the Trustee in respect of the Notes shall, upon demand by the Issuer, be repaid to it, and thereupon the Trustee shall be released from all further liability with respect to such monies.

9.4            Repayment of Unclaimed Money

Any amount set aside under Section 9.2 and not claimed by and paid to Noteholders as provided in Section 9.2 within six years after the later of the date of such setting aside and the applicable Maturity Date shall be repaid to the Issuer by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such amount and thereafter the Noteholders in respect of which such amount was so repaid to the Issuer shall have no rights in respect thereof and, for greater certainty, the Issuer shall be discharged from its obligations in respect thereof.

9.5            Satisfaction and Discharge

This Indenture will be discharged and will cease to be of further effect (except as to rights of transfer or exchange of Notes which shall survive until all Notes have been cancelled and the rights, protections and immunities of the Trustee) as to all outstanding Notes when either:

(a)	all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the Trustee for cancellation; or

(b)

(i)	all Notes not delivered to the Trustee for cancellation otherwise (A) have become due and payable, or (B) will become due and payable within one year by reason of a notice of redemption or otherwise, and, in any case, the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds, in trust solely for the benefit of the holders, cash in Canadian dollars, Canadian Government Obligations or a combination of any of the foregoing, in such amounts as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the entire Indebtedness (including all principal and accrued interest) under the Notes not theretofore delivered to the Trustee for cancellation,

(ii)	the Issuer has paid all other sums payable by it under this Indenture, and

(iii)	the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.

In addition, the Issuer must deliver an Officer's Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge of this Indenture have been complied with. Upon proof being given to the Trustee that such conditions precedent to satisfaction and discharge of this Indenture have been complied with, the Trustee shall, at the request and at the expense of the Issuer, execute and deliver to the Issuer such deeds or other instruments as shall be required to evidence the satisfaction and discharge of this Indenture and the release of the Issuer from its covenants herein contained (except as to rights of transfer or exchange of Notes which shall survive until all Notes have been cancelled and the rights, protections and immunities of the Trustee).

9.6            Defeasance

At any time that Notes of any Series are outstanding, the Trustee will, at the request and expense of the Issuer, execute and deliver to the Issuer such deeds and other instruments necessary to release the Issuer, subject to this Article 9, from the terms of this Indenture relating to such series of Notes, except those relating to the indemnification and remuneration of the Trustee, subject to the following:

(a)	the Issuer shall have delivered to the Trustee evidence that the Issuer has:

(i)	deposited sufficient funds for payment of all principal, Premium, interest and other amounts due or to become due on such Series of Notes to the Stated Maturity thereof;

(ii)	deposited funds or made provision for the payment of all expenses of the Trustee to carry out its duties under this Indenture in respect of such Series; and

(iii)	deposited funds for the payment of taxes arising with respect to all deposited funds or other provision for payment in respect of such Series, in each case irrevocably, pursuant to the terms of a trust agreement in form and substance satisfactory to the Issuer and the Trustee;

(b)	the Trustee shall have received an Opinion of Counsel to the effect that the Noteholders of such Series will not be subject to any additional taxes as a result of the exercise by the Issuer of the defeasance option provided in this Section 9.6 and that they will be subject to taxes, if any, including those in respect of income (including taxable capital gain), on the same amount, in the same manner and at the same time or times as would have been the case if such option had not been exercised;

(c)	no Event of Default shall have occurred and be continuing on the date of the deposit referred to in Subsection 9.6(a);

(d)	such release does not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Issuer is a party or by which the Issuer is bound;

(e)	the Issuer shall have delivered to the Trustee an Officer's Certificate stating that the deposit referred to in Subsection 9.6(a) was not made by the Issuer with the intent of preferring the holders of such Series of Notes over the other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer; and

(f)	the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel stating that all conditions precedent provided for or relating to the exercise of such defeasance option have been complied with.

The Issuer will be deemed to have made due provision for the depositing of funds if it deposits or causes to be deposited with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Issuer and the Trustee (each acting reasonably), solely for the benefit of the holders of a particular Series of Notes stated therein, cash or Securities denominated in the currency in which principal is payable constituting direct obligations of Canada (for Notes denominated in Canadian dollars) or the United States (for Notes denominated in U.S. dollars) or an agency or instrumentality of Canada (for Notes denominated in Canadian dollars) or the United States (for Notes denominated in U.S. dollars) or Authorized Investments, as directed by the Issuer, which will be sufficient, in the reasonable opinion of a firm of independent chartered accountants or an investment dealer acceptable to the Trustee, to provide for payment in full of such Series of Notes and all other amounts from time to time due and owing under this Indenture which pertain to such Series.

The Trustee will hold in trust all money or Securities deposited with it pursuant to this Section 9.6 and will apply the deposited money and the money from such Securities in accordance with this Indenture to the payment of principal of and Premium and interest on the Notes and, as applicable, other amounts.

If the Trustee is unable to apply any money or Securities in accordance with this Section 9.6 by reason of any legal proceeding or any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, the Issuer's obligations under this Indenture and the Notes will be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.6 until such time as the Trustee is permitted to apply all such money or Securities in accordance with this Section 9.6, provided that if the Issuer has made any payment in respect of principal, Premium or interest on such Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Issuer will be subrogated to the rights of the holders of such Notes to receive such payment from the money or Securities held by the Trustee.

Article 10
SUCCESSORS

10.1          Requirements for Successors

(a)	The Issuer and any Guarantor will not, directly or indirectly, in a single transaction or a series of related transactions, amalgamate, consolidate, or merge with or into or wind up or dissolve into another Person (whether or not the Issuer is the surviving Person), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Issuer and the Guarantors (taken as a whole) unless:

(i)	either:

(A)	the Issuer or a Subsidiary of the Issuer will be the surviving or continuing Person; or

(B)	the Person (if other than the Issuer or a Guarantor) formed by or surviving or continuing from such amalgamation, consolidation, merger, winding up or dissolution or to which such sale, lease, transfer, conveyance or other disposition or assignment shall be made (collectively, the "Successor") expressly assumes, by operation of law or in agreements in form and substance reasonably satisfactory to the Trustee, relying on the advice of Counsel, all of the obligations of the Issuer or the Guarantor under the Notes and this Indenture; provided, that if the Successor of the Issuer is not a corporation, a Guarantor that is a corporation expressly assumes as co-obligor all of the obligations of the Issuer under this Indenture and the Notes pursuant to a supplemental indenture to this Indenture executed and delivered to the Trustee;

(ii)	immediately after giving effect to such transaction and the assumption of the obligations as set forth in Subsection 10.1(a)(i)(B) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default shall have occurred and be continuing; and

(iii)	the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such amalgamation, merger, consolidation or transfer and such agreement and/or supplemental indenture (if any) comply with this Indenture;

provided that Subsection 10.1(a)(ii) above shall not apply in the case of any amalgamation, consolidation, or merger with or into, or sale, lease, transfer, conveyance or other disposal of or assignment of all or substantially all of the assets of the Issuer and the Guarantors (taken as a whole) to another Person that is a Guarantor.

(b)	Upon any amalgamation, merger or consolidation of the Issuer or a Guarantor, or any transfer of all or substantially all of the assets of the Issuer and the Guarantors (taken as a whole) in accordance with the foregoing, in which the Issuer or such Guarantor is not the continuing obligor under the Notes or its Guarantee, as applicable, the surviving entity formed by such amalgamation, merger or consolidation or into which the Issuer or such Guarantor is merged or the Person to which the sale, conveyance, lease, transfer, disposition or assignment is made will succeed to, and be substituted for, and may exercise every right and power of, the Issuer or such Guarantor under this Indenture, the Notes and the Guarantees with the same effect as if such surviving entity had been named therein as the Issuer or such Guarantor and, except in the case of a lease, the Issuer or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on the Notes or in respect of its Guarantee, as the case may be, and all of the Issuer's or such Guarantor's other obligations and covenants under the Notes, this Indenture and its Guarantee, if applicable.

(c)	Notwithstanding the foregoing, any Guarantor may consolidate, merge or amalgamate with or into or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to the Issuer or another Guarantor.

Article 11
MEETINGS OF NoteHOLDERS

11.1          Right to Convene Meetings

The Trustee may at any time and from time to time convene a meeting of Noteholders, and the Trustee shall convene a meeting of Noteholders upon receipt of a Request of the Issuer or a Noteholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Issuer or by the Noteholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting. If the Trustee fails within 30 days after receipt of any such request and such indemnity and funding to give notice convening a meeting, the Issuer or such Noteholders, as the case may be, may convene such meeting. Every such meeting shall be held in Montréal, Québec, or at such other place as may be approved or determined by the Trustee, the Issuer or the Noteholders who convened the meeting in accordance with this Section 11.1.

11.2          Notice of Meetings

At least 15 days' notice of any meeting shall be given to the Noteholders in the manner provided in Section 12.2 and a copy thereof shall be sent by mail to the Trustee in the manner provided in Section 12.3 (unless the meeting has been called by it) and to the Issuer (unless the meeting has been called by it). Such notice shall state the time and place at which the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of this Article 12.

11.3          Chair

The Chief Financial Officer of the Issuer, if present and willing, will be the chair of any meeting of the Noteholders, failing which an individual (who need not be a Noteholder) nominated in writing by the Trustee shall be chair of the meeting. If no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Noteholders present in person or represented by proxy shall choose by Ordinary Resolution an individual present to be chair.

11.4          Quorum

Subject to Section 11.13, at any meeting of the Noteholders a quorum shall consist of Noteholders present in person or represented by proxy and owning or representing at least 25% of the aggregate principal amount of the Notes then outstanding. Subject to Section 11.13, if a quorum of the Noteholders is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Noteholders shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. Subject to Section 11.13, at the adjourned meeting, the Noteholders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent at least 25% of the aggregate principal amount of the Notes then outstanding.

11.5          Power to Adjourn

The chair of a meeting at which a quorum of Noteholders is present may, with the consent of the holders of a majority of the aggregate principal amount of the Notes present or represented thereat, adjourn such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

11.6          Show of Hands

Except as otherwise provided in this Indenture, every resolution submitted to a meeting shall be decided by a majority of the votes cast on a show of hands, and unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

11.7          Poll

On every Extraordinary Resolution and on any other resolution submitted to a meeting in respect of which the chair or one or more Noteholders or proxyholders for Noteholders holding at least $10,000 principal amount of Notes demands a poll, a poll shall be taken in such manner and either at once or after an adjournment as the chair shall direct. Resolutions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the holders of a majority of the principal amount of the Notes represented at the meeting and voted on the poll.

11.8          Voting

(a)	On a show of hands, every Person who is present and entitled to vote, whether as a Noteholder or as proxyholder for one or more Noteholders or both, shall have one vote. On a poll, each Noteholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Notes held by such Noteholder. A proxyholder need not be a Noteholder. In the case of joint registered holders of a Note, any one of them present in person or represented by proxy at the meeting may vote in the absence of the other or others, but if more than one of them are present in person or represented by proxy, they shall vote together in respect of the Notes of which they are joint registered holders.

(b)	Notwithstanding (a), in the case of a Global Note, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Noteholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository's designation.

11.9            Regulations

(a)	The Trustee, or the Issuer with the approval of the Trustee, may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for or governing the following:

(i)	voting by proxy by Noteholders, the form of the instrument appointing a proxyholder (which will be in writing) and the manner in which it may be executed and the authority to be provided by any Person signing a proxy on behalf of the registered holder of a Note;

(ii)	the deposit of instruments appointing proxyholders at such place as the Trustee, the Issuer or the Noteholders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited;

(iii)	the deposit of instruments appointing proxyholders at an approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxyholders to be provided before the meeting to the Issuer or to the Trustee at the place at which the meeting is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(iv)	generally for the calling of a meeting of Noteholders and the conduct of business thereat.

(b)	Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at a meeting as the holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be registered Noteholders and Persons whom registered Noteholders have by instrument in writing duly appointed as their proxyholders.

11.10        Issuer and Trustee May Be Represented

The Issuer, and the Trustee, by their respective officers and/or directors and the legal advisers of the Issuer and the Trustee may attend any meeting of the Noteholders, but shall have no vote as such.

11.11        Powers Exercisable by Noteholders

The following powers of the Noteholders shall be exercisable from time to time only by Extraordinary Resolution:

(a)	power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Noteholders or the Trustee against the Issuer or the Guarantors or against their respective property, whether such rights arise under this Indenture or the Notes or otherwise;

(b)	power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Notes which shall be agreed to by the Issuer and to authorize the Trustee to concur in and execute any Supplemental Indenture embodying any modification, change, addition or omission;

(c)	power to sanction any scheme for the reconstruction or reorganization of the Issuer or for the consolidation, amalgamation or merger of the Issuer with or into any other Person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Issuer or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if Section 10.1 applies and shall have been complied with;

(d)	power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)	subject to Section 8.4, power to waive and direct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 8.3 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)	power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest or Premium on any Notes or for the purpose of executing any trust or power hereunder;

(g)	power to direct any Noteholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.6, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(h)	power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Securities of the Issuer;

(i)	power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Noteholders, such of the powers of the Noteholders as are exercisable by Extraordinary Resolution or otherwise as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of individuals as shall be prescribed in the resolution appointing it and the members need not be Noteholders. Every such committee may elect its chair and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j)	power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, debentures or other securities of the Issuer or of any other Person;

(k)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Noteholders; and

(l)	power to remove the Trustee and to appoint a new trustee.

Except as otherwise provided in this Indenture all other powers of and matters to be determined by the Noteholders may be exercised or determined from time to time by Ordinary Resolution.

11.12            Meaning of Ordinary Resolution

The expression "Ordinary Resolution" when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as a ordinary resolution at a meeting of Noteholders duly convened for the purpose and held in accordance with this Article 11 at which a quorum of the Noteholders is present and passed by the affirmative votes of the holders of more than 50% of the aggregate principal amount of the Notes who are present in person or represented by proxy at such meeting.

11.13            Meaning of Extraordinary Resolution

(a)	The expression "Extraordinary Resolution" when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as an extraordinary resolution at a meeting of Noteholders duly convened for the purpose and held in accordance with this Article 11 at which the holders of more than 50% of the aggregate principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the aggregate principal amount of the Notes who are present in person or represented by proxy at such meeting.

(b)	If, at any such meeting, the holders of more than 50% of the aggregate principal amount of the Notes then outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Noteholders, shall be dissolved, but in any other case the meeting shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chair. Not less than ten days' notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.2. Such notice shall state that at the adjourned meeting the Noteholders present in person or represented by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Noteholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed to be passed as an Extraordinary Resolution at such adjourned meeting and passed by the requisite vote as provided in this Section 11.13 shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of more than 50% of the aggregate principal amount of the Notes then outstanding are not present in person or represented by proxy at such adjourned meeting.

(c)	Votes on a resolution proposed to be passed as an Extraordinary Resolution shall always be given on a poll and no demand for a poll on any such resolution shall be necessary.

11.14            Without Consent

Notwithstanding Section 11.11, without the consent of any holder, the Issuer, the Guarantors and the Trustee may from time to time amend or supplement this Indenture, the Notes or the Guarantees:

(a)	to cure any ambiguity, defect or inconsistency;

(b)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(c)	to provide for the assumption of the Issuer's or a Guarantor's obligations to the holders in the case of an amalgamation, merger, consolidation or sale of all or substantially all of the Issuer's or such Guarantor's assets, or winding-up or dissolution or sale, lease, transfer, conveyance or other disposition or assignment in accordance with Article 10;

(d)	to add any Guarantee or to effect the release of any Guarantor from any of its obligations under its Guarantee or the provisions of this Indenture (to the extent in accordance with this Indenture);

(e)	to make any change that would provide any additional rights or benefits to the holders or would not materially adversely affect the rights of any holder;

(f)	to secure the Notes or any Guarantees or any other obligation under this Indenture;

(g)	to evidence and provide for the acceptance of appointment by a successor Trustee;

(h)	to conform the text of this Indenture or the Notes to any provision of the "Description of the Notes" in the applicable Offering Memorandum to the extent that such provision in the "Description of the Notes" in such Offering Memorandum was intended to be a substantially verbatim recitation of a provision of this Indenture, the Guarantees or the Notes as determined in good faith by the Issuer and set forth in an Officer's Certificate; or

(i)	to provide for the issuance of Additional Notes in accordance with this Indenture.

11.15            Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Noteholders may be exercised from time to time, and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Noteholders to exercise the same or any other such power or powers or combination of powers thereafter from time to time. No powers exercisable by the Noteholders will derogate in any way from the rights of the Issuer under or pursuant to this Indenture or any Notes.

11.16            Minutes

Minutes of all resolutions and proceedings at every meeting of Noteholders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Noteholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened and all resolutions passed thereat or proceedings taken to have been duly passed and taken.

11.17            Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Noteholders at a meeting held as provided in this Article 11 may also be taken and exercised by an instrument in writing signed in one or more counterparts by the holders of more than 50%, in the case of an Ordinary Resolution, or not less than 66 2/3%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the outstanding Notes, and the expressions "Ordinary Resolution" and "Extraordinary Resolution" when used in this Indenture shall include any instrument so signed.

11.18            Binding Effect of Resolutions

Subject to Section 11.19, every resolution passed in accordance with this Article 11 at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting and every instrument in writing signed by Noteholders in accordance with Section 11.17 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Trustee (subject to the provisions for its funding, security and indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

11.19            Serial Meetings

(a)	If any business to be transacted at a meeting of Noteholders or any action to be taken or power to be exercised by instrument in writing under Section 11.17 especially affects the rights of the Noteholders of one or more Series in a manner or to an extent differing from that in which it affects the rights of the Noteholders of any other Series, then:

(i)	reference to such fact, indicating the Notes of each Series so especially affected, shall be made in the notice of such meeting and the meeting shall be and is herein called a "serial meeting";

(ii)	the Noteholders of a Series so especially affected shall not be bound by any action taken or power exercised at a serial meeting unless in addition to the other provisions of this Article 11:

(A)	there are present in person or represented by proxy at such meeting holders of at least 25% in the case of an Ordinary Resolution (or, in the case of an Extraordinary Resolution, at least 50%) of the aggregate principal amount of the Notes of such Series then outstanding, subject to this Article 11 as to adjourned meetings; and

(B)	the resolution is passed by the favourable votes of the holders of more than 50% in the case of an Ordinary Resolution (or, in the case of an Extraordinary Resolution, not less than 66 2/3%) of the aggregate principal amount of Notes of such Series voted on the resolution; and

(iii)	the Noteholders of a Series so especially affected shall not be bound by any action taken or power exercised by instrument in writing under Section 11.17 unless, in addition to the other provisions of this Article 11, such instrument is signed in one or more counterparts by the holders of more than 50%, in the case of an Ordinary Resolution, or not less than 66 2/3%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the Notes of such Series then outstanding.

(b)	Notwithstanding anything herein contained, any covenant or other provision contained herein which is expressed to be effective only so long as any Notes of a particular Series remain outstanding may be modified by the required resolution or consent of the Noteholders of such Series in the same manner as if the Notes of such Series were the only Notes outstanding hereunder. In addition, if any business to be transacted at any meeting or any action to be taken or power to be exercised by instrument in writing does not adversely affect the rights of the Noteholders of one or more particular Series, this Article 11 shall apply as if the Notes of such Series were not outstanding and no notice of any such meeting need be given to the Noteholders of such Series.

11.20            Record Date for Requests, Demands, Etc.

(a)	If the Issuer shall solicit from the Noteholders any request, demand, authorization, direction, notice, consent, waiver or other action, the Issuer may, at its option, fix in advance a record date for the determination of such holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Issuer shall have no obligation to do so.

(b)	If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the holders of record at the close of business of the Issuer on such record date shall be deemed to be Noteholders for the purposes of determining whether holders of the requisite proportion of Notes then outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act, and for this purpose the Notes then outstanding shall be computed as of such record date.

Article 12
NOTICES

12.1            Notice to the Issuer

Any notice to the Issuer under this Indenture shall be valid and effective if delivered to the Issuer at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec H3A 3J2 Attention: Corporate Secretary or, if sent by email and shall be deemed to have been validly given at the time of delivery or transmission, at treasurycorp@gildan.com and corprequest@gildan.com, if it is received prior to 4:00 p.m. (Montréal time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Issuer may from time to time notify the Trustee of a change in address or email address which thereafter, until changed by like notice, shall be the address or email address of the Issuer for all purposes of this Indenture.

12.2            Notice to Noteholders

(a)	Unless otherwise expressly provided in this Indenture, any notice to be given hereunder to Noteholders shall be valid and effective if given in the following manner:

(i)	such notice is delivered by electronic communication or sent by ordinary mail postage prepaid addressed to such holders at their respective addresses appearing on any of the Registers, provided that if, in the case of joint holders of any Note, more than one address appears in the Register in respect of such joint holding, such notice shall be sent only to the first address so appearing; and

(ii)	if for any reason it is impracticable to give any notice by electronic means or by mail, such notice is published once in Montréal, Québec, and such other cities, if any, at which Registers in respect of such Notes are required to be kept, each publication to be made in a newspaper of general circulation published in the designated cities and all such publications to be made within a period of seven days, provided that, in the case of the redemption of Notes, such notice shall be published twice in each of the said cities in successive weeks.

(b)	Any notice so given by electronic communication shall be deemed to have been given on the Business Day received if it is received prior to 4:00 p.m. (place of receipt) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. Any notice so given by mail shall be deemed to have been given on the third Business Day after it is mailed. Any notice so given by publication shall be deemed to have been given on the day on which the first publication is completed in all of the cities in which publication is required. In determining under any provisions hereof the date by which notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Noteholder shall not invalidate any action or proceeding founded thereon.

12.3            Notice to the Trustee

Any notice to the Trustee under this Indenture shall be valid and effective if delivered to an officer of the Trustee at 1701-1190 Avenue des Canadiens-de-Montréal, Montreal, Québec, H3B 0G7, at tsxtcorporatetrust@tmx.com, Attention: Regional Director, Corporate Trust and shall be deemed to have been validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (Montréal time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Trustee may from time to time notify the Issuer of a change in address or email address which thereafter, until changed by like notice, shall be the address or email address of the Trustee for all purposes of this Indenture.

12.4            When Publication Not Required

If at any time any notice is required by this Indenture to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Issuer shall not be required to publish in that city.

12.5            Waiver of Notice

Any notice provided for in this Indenture may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waivers.

Article 13
CONCERNING THE TRUSTEE

13.1            Indenture Legislation

If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of applicable Indenture Legislation, such mandatory requirement shall prevail.

The Issuer agrees that it will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of applicable Indenture Legislation. The Trustee agrees that it will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to applicable Indenture Legislation.

13.2            Corporate Trust Required Eligibility

For so long as required by applicable Canadian law, there shall be a Trustee under this Indenture. The Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and authorized under such laws and the laws of the Province of Quebec to carry on trust business therein. If at any time the Trustee shall cease to be eligible in accordance with this Section 13.2, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 13.

13.3            Certain Duties and Responsibilities of Trustee

(a)	In the exercise of the rights, powers and duties prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances and shall duly observe and comply with any legislation and regulations which relate to the functions or role of the Trustee as a fiduciary hereunder. Subject to applicable Law, the duties, responsibilities and obligations of the Trustee shall be limited to those expressly set forth herein, and the Trustee shall have no obligation to recognize nor have any liability or responsibility arising under any other document or agreement to which the Trustee is not a party, notwithstanding that reference thereto may be made herein. Subject to the foregoing, the Trustee will not be liable other than for its own gross negligence, intentional fault or willful misconduct.

(b)	Without limiting the effect of the foregoing paragraph of this Section 13.3 but subject to any applicable provision of law, no provision of this Indenture shall be construed to relieve the Trustee from liability for its own fault as a result of its own gross negligence, intentional fault or wilful misconduct or lack of good faith.

(c)	The Trustee shall read, and act upon (as required), all of the certificates, opinions and other documents delivered to it under or pursuant to this Indenture.

(d)	Nothing in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur liability, financial or otherwise, in the performance of any of its duties hereunder or in the exercise of any of its rights or powers unless the Trustee is indemnified as required in this Indenture.

(e)	The Trustee, upon the occurrence or at any time during the continuance of any act, action or proceeding, may require the Noteholders at whose instance it is acting to deposit with it Notes held by them, for which Notes the Trustee will issue receipts.

(f)	The Trustee shall retain the right not to act and shall not be liable for refusing to act if it is due to a lack of information or instructions or if the Trustee, in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Indenture or any applicable Law or regulation of any jurisdiction or any applicable order or directive of any court, governmental agency or other regulatory body.

(g)	No provision of this Indenture shall operate to confer any obligation, duty or power on the Trustee in any jurisdiction in which it does not have the legal capacity required to assume, hold or carry out such obligation, duty or power. For the purposes of this Section 13.3, legal capacity includes, without limitation, the capacity to act as a fiduciary in such jurisdiction.

(h)	The Trustee will initially be appointed by the Issuer as Registrar and Paying Agent for the Notes. The Issuer may change the Paying Agent or Registrar without prior notice to the holders, and the Issuer and/or any Guarantor may act as Paying Agent or Registrar. The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions.

(i)	The permissive rights of the Trustee enumerated herein shall not be construed as duties.

13.4            No Conflict of Interest

The Trustee represents to the Issuer that at the date of the execution and delivery of this Indenture to the best of its knowledge and belief there exists no material conflict of interest in the Trustee's role as a fiduciary hereunder. If at any time a material conflict of interest exists in respect of the Trustee's role as a fiduciary under this Indenture that is not eliminated within 90 days after the Trustee becomes aware that such a material conflict of interest exists, the Trustee shall resign from the trusts and powers under this Indenture by giving notice in writing of such resignation and the nature of the conflict to the Issuer at least 21 days prior to the date upon which such resignation is to take effect, and will on such date be discharged from all further duties and liabilities hereunder. The validity and enforceability of this Indenture and any Notes will not be affected in any manner whatsoever by reason only of the existence of a material conflict of interest of the Trustee. If the Trustee contravenes the foregoing provisions of this Section 13.4, any interested party may apply to the courts of the Province of Québec for an order that the Trustee be replaced as trustee under this Indenture.

13.5            Conditions Precedent to Trustee's Obligation to Act

(a)	The Trustee shall not be bound to give any notice or take any action or proceeding unless it is required to do so under the terms of this Indenture. The Trustee shall not be deemed to have notice of nor be required to take notice of any Event of Default under this Indenture, other than in respect of payment of any money required by any provision of this Indenture to be paid to it, unless and until the Trustee is notified in writing of such Event of Default by any Noteholder or the Issuer, which notice will distinctly specify the Event of Default desired to be brought to the attention of the Trustee, or unless a responsible officer of the Trustee has specific knowledge of an Event of Default. In the absence of such notice or knowledge, the Trustee may for all purposes of this Indenture assume that no Event of Default has occurred.

(b)	The obligation of the Trustee to commence or continue any act, action or proceeding under this Indenture will be conditional upon receipt by the Trustee of the following:

(i)	an Extraordinary Resolution, Ordinary Resolution, Noteholders' Request, or such other notice or direction as is required pursuant to this Indenture, specifying the action or proceeding which the Trustee is requested, directed or authorized to take;

(ii)	sufficient funds and security to commence or continue such act, action or proceeding; and

(iii)	an indemnity satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof (except to the extent of the Trustee's gross negligence, intentional fault, wilful misconduct or lack of good faith).

13.6            Replacement of Trustee

(a)	The Trustee may resign its trusts and powers and be discharged from all further duties and liabilities hereunder by giving to the Issuer 60 day notice in writing or such shorter notice as the Issuer may accept as sufficient. If at any time a material conflict of interest exists in the Trustee's role as a fiduciary hereunder, the Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 13.4. The Noteholders by Extraordinary Resolution shall have power at any time to remove the Trustee and to appoint a new trustee, provided that the engagement of such new trustee is on terms no less favourable to the Issuer than the terms under the then current engagement of the removed Trustee and such new Trustee shall be bound by and subject to the terms of this Indenture, all Terms Schedules and all Supplemental Indentures. The Issuer may remove the Trustee on three months' notice in writing to the Trustee or on such shorter notice as the Trustee may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Noteholders. Failing such appointment by the Issuer, the retiring trustee (at the expense of the Issuer) or any Noteholder may apply to a judge of the courts of the Province of Québec, on such notice as such judge may direct, for the appointment of a new trustee, but any new trustee so appointed by the Issuer or by the Court shall be subject to removal as aforementioned by the Noteholders. Any new trustee appointed under any provision of this Section 13.6 shall be a corporation authorized to carry on the business of a trust company in each of the provinces and territories of Canada. On any new appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b)	Subject to the foregoing, no resignation or removal of a trustee or appointment of a successor trustee hereunder shall be effective unless such successor trustee:

(i)	is eligible to act as a trustee;

(ii)	certifies that it will not have any material conflict of interest upon becoming the trustee hereunder; and

(iii)	executes, acknowledges and delivers to the Issuer and to the retiring trustee an instrument accepting such appointment;

and thereupon the resignation or removal of the retiring trustee shall become effective and such successor trustee, without any further act, deed or conveyance, and upon payment of all outstanding fees and expenses properly payable to the Trustee under this Indenture, shall become vested with all the rights, powers, trusts and duties of the retiring trustee.

(c)	Upon the written request of the successor trustee or of the Issuer and upon payment of all outstanding fees and expenses properly payable to the Trustee under this Indenture, the Trustee ceasing to act will execute and deliver all such assignments, conveyances or other instruments (if any) as, in the Opinion of Counsel, may be necessary to assign and transfer to such successor trustee the rights and obligations of the Trustee under this Indenture, and will duly assign, transfer and deliver all property and money held by the Trustee to the successor trustees so appointed in its place. If any deed, conveyance or instrument in writing from the Issuer is required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing will on the request of the new or successor trustee, acting reasonably, be made, executed, acknowledged and delivered by the Issuer, as the case may require. The cost of any act, document or other instrument or thing required or permitted under this Section 13.6 shall be at the expense of the Issuer.

13.7            Trustee May Deal in Notes

The Trustee may buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Issuer or otherwise, without being liable to account for any profits made thereby.

13.8            No Person Dealing with Trustee Need Inquire

No Person dealing with the Trustee shall be concerned to inquire whether the powers that the Trustee is purporting to exercise have become exercisable, or whether any amount remains due upon the Notes or to see to the application of any amount paid to the Trustee.

13.9            Investment of Money Held by Trustee

(a)	Unless herein otherwise expressly provided, any of the funds held by the Trustee shall be kept segregated in the records of the Trustee and shall be deposited in one or more trust accounts to be maintained by the Trustee in the name of the Trustee at one or more banks listed in Schedule "D" hereto (each, an "Approved Bank"), which account may be non-interest bearing and the Trustee and its affiliates shall not be liable to account for any profit to the Issuer, or to the holder of any Note, or to any person or entity, other than at a rate, if any, established from time to time by the Trustee or one of its affiliates. All amounts held by the Trustee pursuant to this Indenture shall be held by the Trustee pursuant to the terms of this Indenture and shall not give rise to a debtor-creditor or other similar relationship. Upon the written direction of the Issuer, the Trustee shall invest in its name such funds in Authorized Investments in accordance with such direction. For certainty, the Trustee shall not be liable to verify the terms of any written direction against the definition of Authorized Investments. Any direction by the Issuer to the Trustee as to the investment of the funds shall be in writing and shall be provided to the Trustee no later than 09:00 a.m. (Montréal time) on the day on which the investment is to be made. Any such direction received by the Trustee after 09:00 a.m. (Montréal time), or received on a non-Business Day, shall be deemed to have been given prior to 09:00 a.m. on the next Business Day. In the event that the Trustee does not receive a direction or only a partial direction, the Trustee may hold cash balances constituting part or all of the funds at an Approved Bank; but the Trustee and its affiliates shall not be liable to account for any profit to the Issuer, or to the holder of any Note, or to any person or entity, other than at a rate, if any, established from time to time by the Trustee or one of its affiliates. The amounts held by the Trustee pursuant to this Indenture or invested pursuant to this Section 13.9 are at the sole risk of the Issuer and, without limiting the generality of the foregoing, the Trustee shall have no responsibility or liability for any diminution of the monies which may result from any deposit made with an Approved Bank or invested pursuant to this Section 13.9 including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties hereto acknowledge and agree that the Trustee will have acted prudently in depositing the monies at any Approved Bank. For certainty, after an Event of Default, the Trustee shall only make investments on receipt of appropriate instructions from the Noteholders by way of an Ordinary Resolution.

(b)	The Trustee shall have no liability for any loss sustained as a result of any investment selected by and made pursuant to the instructions of the Issuer or the Noteholders, as applicable, as a result of any liquidation of any investment prior to its maturity or for failure of either the Issuer or the Noteholders, as applicable, to give the Trustee instructions to liquidate, invest or reinvest amounts held with it.

(c)	In the absence of written instructions from either the Issuer or the Noteholders as to investment of funds held by it, such funds shall be held uninvested by the Trustee without liability for interest thereon.

(d)	Unless and until the Trustee shall have declared the principal amount of the Notes to be due and payable, the Trustee shall pay over to the Issuer all interest received by the Trustee with respect to any investments or deposits made pursuant to this Section.

13.10            Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

13.11            Trustee Not Required to Possess Notes

Subject to the Trustee's compliance with this Indenture, all rights of action under this Indenture may be enforced by the Trustee without the possession of any of the Notes or the production thereof on any trial or other proceedings relative thereto.

13.12            Certain Rights of Trustee

(a)	The Trustee may, if it is acting in good faith, conclusively act and rely as to the truth of, and shall not be bound to make any investigation into the facts or matters of, statements and correctness of the opinions expressed in, and shall be fully protected in acting or relying or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties. The Trustee need not investigate any fact or matter stated therein, but the Trustee, in its discretion, may make such reasonable further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further reasonable inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer during normal business hours, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(b)	Any request or direction of the Issuer shall be sufficiently evidenced by a Request of the Issuer or Order of the Issuer and any resolution of the Issuer Board on behalf of the Issuer or any resolution of the Issuer Board shall be sufficiently evidenced by a Certified Resolution.

(c)	Whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence is herein specifically prescribed) may require and may, in the absence of bad faith on its part, rely and act, and shall be protected in so relying and acting, upon a Certificate of the Issuer, an Officer's Certificate, or an Opinion of Counsel (or any combination of the same). A Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Certificate of the Issuer, Officer's Certificate, or Opinion of Counsel.

13.13            Merger, Consolidation or Succession to Business

Any corporation into which the Trustee may be merged or with which it may be amalgamated or consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article 13, without the execution or filing of any instrument or any further act on the part of any of the parties hereto.

13.14            Action by Trustee to Protect Interests

The Trustee shall have power to institute and maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Noteholders.

13.15            Protection of Trustee

(a)	In addition to and without limiting any other protection of the Trustee hereunder or otherwise by law, the Issuer hereby indemnifies and saves harmless the Trustee and its Affiliates, and their respective directors, officers, employees, mandataries and agents from and against all claims, demands, assessments, interest, suits, proceedings, losses, actions, causes of action, costs, charges, expenses (including, without limiting the foregoing, expert, consultant and counsel fees and disbursements on a solicitor or lawyer and client basis), damages, taxes (other than income or capital taxes), penalties and liabilities whatsoever brought against or incurred by the Trustee which it may suffer or incur as a result of or arising in connection with the performance of its duties and obligations under this Indenture, including any and all legal fees and disbursements of whatever kind or nature, except only in the event of the gross negligence, intentional fault, wilful misconduct, or bad faith of the Trustee. This indemnity will survive the removal or resignation of the Trustee under this Indenture and the termination of this Indenture. The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity.

(b)	The Trustee will not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Notes (except for the representations contained in Sections 13.4 and 13.16 and in the certificate of the Trustee on the Notes) or required to verify such statements and all such statements are and will be deemed to be made by the Issuer.

(c)	The Trustee will not be bound to give notice to any Person of the execution of this Indenture.

(d)	The Trustee will not incur any liability or responsibility whatever or in any way be responsible for the consequence of any breach on the part of the Issuer of any of the covenants contained in this Indenture or in any Notes or of any acts of the agents, mandataries or employees of the Issuer.

(e)	Neither the Trustee nor any Affiliate of the Trustee will be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Issuer.

(f)	Nothing in this Indenture will impose on the Trustee any obligation to see to, or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture in any jurisdiction.

(g)	The Issuer shall provide to the Trustee an incumbency certificate setting out the names and sample signatures of persons authorized to give instructions to the Trustee hereunder. The Trustee shall be entitled to rely on such certificate until a revised certificate is provided to it hereunder. The Trustee shall be entitled to refuse to act upon any instructions given by a party which are signed by any person other than a person described in the incumbency certificate provided to it pursuant to this Section.

(h)	The Trustee shall be entitled to treat a, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee ("Electronic Methods") from a person purporting to be (and whom such Trustee, acting reasonably, believes in good faith to be) the authorized representative of the Issuer, as sufficient instructions and authority of the Issuer for the Trustee to act and shall have no duty to verify or confirm that person is so authorized. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon or compliance with such instructions or directions. The Issuer agrees: (i) to assume all risks arising out of the use of such Electronic Methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than the method(s) selected by the Issuer; and (iii) that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

(i)	Notwithstanding any other provision of this Indenture, the Trustee shall not be liable for any (i) breach by another party of the securities legislation, (ii) lost profits or (iii) consequential, punitive or special damages of any Person, irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(j)	The Trustee shall not incur any liability, or be held in breach of this Indenture, for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Trustee (including but not limited to any act or provision of any present or future law or regulation or Governmental Authority, governmental action or judicial order, any act of God or war, riots, epidemics, pandemics, civil unrest, local or national disturbance or disaster, any act of terrorism, cyber terrorism, loss or malfunctions of utilities, computer (hardware or software) or communication services or the unavailability of any wire or other wire or communication facility or any other similar causes). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

(k)	The Trustee shall not be responsible nor incur any liability for any action it takes or omits to take or for any errors in judgment made in good faith, if it reasonably believes that the taking or omission of such action is authorized or within the rights or powers conferred upon it by this Indenture, except in the case of its willful misconduct, bad faith or gross negligence.

13.16            Authority to Carry on Business

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada. If the Trustee ceases to be authorized to carry on such business in any province or territory of Canada, the validity and enforceability of this Indenture and the Notes issued under this Indenture will not be affected in any manner whatsoever by reason only of such event, but within 90 days after ceasing to be authorized to carry on the business of a trust company in any province or territory of Canada the Trustee either shall become so authorized or shall resign in the manner and with the effect specified in Section 13.6.

13.17            Trustee and Issuer Not Liable in Respect of Depository

The Trustee and the Issuer shall have no liability whatsoever for:

(a)	any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes held by and registered in the name of a Depository or its nominee;

(b)	maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or

(c)	any advice or representation made or given by or with respect to a Depository and made or given herein with respect to rules of such Depository or any action to be taken by a Depository or at the direction of a participant of a Depository.

13.18            Global Notes

Notes issued to a Depository in the form of a Global Note shall be subject to the following:

(a)	the Trustee may deal with such Depository as the authorized representative of the holders of such Notes;

(b)	the rights of the beneficial owners of such Notes shall be exercised only through such Depository and shall be limited to those established by law and by agreement between the beneficial owners of such Notes and such Depository or direct participants of such Depository;

(c)	such Depository will make book-entry transfers among the direct participants of such Depository and will receive and transmit payments of principal, Premium and interest on the Notes to such direct participants; and

(d)	the direct and indirect participants of such Depository shall have no rights under this Indenture or under or with respect to any of the Notes held on their behalf by such Depository, and such Depository may be treated by the Trustee and its agents, mandataries, employees, officers and directors as the absolute owner of the Notes represented by such Global Note for all purposes whatsoever.

Notwithstanding any other provisions in this Indenture with respect to redemptions or repayment of the Notes on maturity, either full or partial, the expiry dates, payment dates and other acts that may be required to be done in connection with this Indenture, may be altered due to the internal procedures and processes with respect to cut-off times of the Depository.

13.19            Trustee Appointed Attorney

The Issuer hereby irrevocably appoints the Trustee to be the attorney of the Issuer in the name and on behalf of the Issuer to execute any documents and to do any acts and things which the Issuer ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Indenture and generally to use the name of the Issuer in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation. To the extent the Trustee acts as the attorney for the Noteholders and to the extent necessary or desirable for the purposes of this Indenture, each Noteholder by receiving and holding Notes accepts and confirms the appointment of the Trustee as attorney of such Noteholder to the extent necessary for the purposes hereof and in accordance with and subject to the provisions hereof, including with respect to and in connection with the Guarantee contemplated by this Indenture.

13.20            Acceptance of Trusts

The Trustee hereby accepts the trusts and powers under in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in this Indenture and in trust for and for the benefit of the Noteholders from time to time, subject to the terms and conditions of this Indenture.

13.21            Representation regarding Third Party Interests

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Issuer, is not intended to be used by or on behalf of any third party.

13.22            Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering, sanctions or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, sanctions or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days prior written notice sent to the Issuer, provided that (i) the Trustee's written notice shall describe the circumstances of such non-compliance to the extent permitted by such applicable anti-money laundering, sanctions or anti-terrorist legislation, regulation or guideline, and (ii) that if such circumstances are rectified to the Trustee's satisfaction within such 10 day period, then such resignation shall not be effective.

13.23            Experts, Advisers and Agents

The Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any Counsel, auditor or other expert or advisor, whether obtained by the Trustee or by the Issuer, or otherwise, and shall not be liable for acting, or refusing to act, and relying in good faith on any such opinion or advice or information and shall not be responsible for any misconduct on the part of any of them and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid. The reasonable costs of such services shall be added to and become part of the Trustee's remuneration hereunder; and

(b)	employ such agents and mandataries and other experts and assistants as it may reasonably require for the proper determination and discharge of its rights and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts and powers hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts and powers hereof and any solicitors or lawyers employed or consulted by the Trustee may, but need not be, solicitors or lawyers for the Issuer. The Trustee shall not be liable for the acts or misconduct of any such agent, mandatary or experts or assistants provided that the Trustee has satisfied its standard of care in selecting such agents, mandataries or assistants.

13.24            Privacy Laws

The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Trustee manage its servicing relationships with such individuals;

(c)	to meet the Trustee's legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Trustee shall make available on its website, or upon request, including revisions thereto. The Trustee may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

13.25            Trust Provisions

Notwithstanding the references herein or in any Notes or in any supplemental indenture to this Indenture as a "Trust Indenture" or to TSX Trust Company (or its successor hereunder, if any) as a "Trustee" or to it acting as trustee, and except for any trust which may be created or constituted in Québec for the purposes of Sections 5.6, 9.5 and 9.6 (collectively, the "Trust Sections") (and only to the extent contemplated by the Trust Sections), no trust within the meaning of Chapter II of Title Six of Book Four of the Civil Code is intended to be or is created or constituted hereby. In addition, for greater certainty and subject as hereinafter in this Section 13.25 provided in the case of any trust created or constituted in Québec for the purposes of the Trust Sections, the provisions of Title Seven of Book Four of the Civil Code shall not apply to any administration by the Trustee hereunder.

Except as otherwise expressly provided or unless the context otherwise requires, references in this Indenture to "trust" or "in trust", and other similar wording shall only refer to any trust that shall be created or constituted for the purposes of the Trust Sections, as the case may be, which trusts shall, subject to the next sentence, be created or constituted under Québec law. Any such trust shall be automatically created by the mere fact of the transfer to or taking of possession by the Trustee of the property subject to and for the purposes of such trust and such provisions of the Civil Code shall automatically apply thereto unless such transfer and taking of possession occurs outside of Québec and it has previously been, or it is then, expressly agreed between the Issuer and the Trustee (acting in its sole discretion) that the trust laws in the jurisdiction where such transfer or taking of possession occurs shall apply or the laws of such jurisdiction make it mandatory that its trust laws apply to any trust created hereunder as a result of such transfer or taking of possession. The administration of any such trust shall be governed by and in accordance with the provisions hereof (and, in particular, in the case of the Trustee, Article 13 hereof) which, to the extent permitted by applicable Law, shall supersede any provisions relating to the administration of property of others or other similar provisions of any applicable Law.

Article 14
SUPPLEMENTAL INDENTURES

14.1            Form of Consent

The consent of the Noteholders of the Notes is not necessary under this Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver.

14.2            Notice of Amendments

After an amendment under this Indenture becomes effective, the Issuer is required to deliver to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

14.3            Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of the Issuer Board, the Issuer may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers Supplemental Indentures, which thereafter shall form part of this Indenture, for any one or more of the following purposes:

(a)	creating any Notes and establishing the terms of any Notes and the terms and denominations in which they be issued as provided in Article 2;

(b)	adding limitations or restrictions to be observed upon the amount or issue of Notes hereunder, provided that, in the Opinion of Counsel, such limitations or restrictions shall not be prejudicial to the interests of the Noteholders;

(c)	adding to the covenants of the Issuer herein contained for the protection of the Noteholders or providing for Events of Default in addition to those herein specified, such addition or amendment not to be prejudicial to the interests of the Noteholders generally;

(d)	making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof and which it may be expedient to make, provided that such provisions and modifications will not, in the advice of Counsel, be prejudicial to the interests of the Noteholders;

(e)	providing for the issue, as permitted hereby, of Notes of any one or more Series;

(f)	evidencing the succession, or successive successions, of successors to the Issuer and the covenants of and obligations assumed by any such successor in accordance with this Indenture;

(g)	providing for the alternative arrangements whereby the Notes can be traded through an alternative book-entry system as contemplated in Section 2.5;

(h)	giving effect to any Extraordinary Resolution or Ordinary Resolution; and

(i)	for any other purpose not inconsistent with the terms of this Indenture.

The Trustee may also, without the consent or concurrence of the Noteholders, by Supplemental Indenture or otherwise, concur with the Issuer in making any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any Supplemental Indenture, provided that, in the Opinion of Counsel, the rights of the Noteholders are in no way prejudiced thereby. The Trustee may, in its uncontrolled discretion, decline to enter into any such Supplemental Indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

14.4            Effect of Supplemental Indentures

Upon the execution of any Supplemental Indenture, this Indenture shall be modified in accordance therewith, such Supplemental Indentures shall form a part of this Indenture for all purposes, and every Noteholder to which such Supplemental Indenture relates shall be bound thereby. Any Supplemental Indenture may contain terms which add to, modify or negate any of the terms contained in this Indenture, and to the extent that there is any difference between the terms of this Indenture and the terms contained in a Supplemental Indenture, the terms contained in the Supplemental Indenture shall be applicable to the Notes to which such Supplemental Indenture relates and the corresponding terms contained in this Indenture shall not be applicable unless otherwise indicated in such Supplemental Indenture.

Article 15
EVIDENCE OF RIGHTS OF Noteholders

15.1            Evidence of Rights of Noteholders

(a)	Any instrument which this Indenture may require or permit to be signed or executed by the Noteholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Noteholders in person or by attorney duly appointed in writing. Proof of the execution of any such instrument, or of a writing appointing any such attorney or (subject to Section 11.9 with regard to voting at meetings of Noteholders) of the holding by any Person of Notes shall be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such instrument or writing are proved by the certificate of any notary public or other office authorized to take acknowledgments of deeds to be recorded at the place at which such certificate is made, that the Person signing such request or other instrument or writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution, or in any other manner which the Trustee may consider adequate.

(b)	The Trustee may, nevertheless, in its discretion, require further proof when it deems further proof desirable or may accept such other proof as it shall consider proper.

(c)	The ownership of Notes shall be proved by the Registers as herein provided.

Article 16
EXECUTION AND FORMAL DATE

16.1            Counterpart Execution

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Indenture by any person by electronic transmission shall be as effective as delivery of a manually executed copy of this Indenture by such person.

The words "execution", "signed", "signature" and words of like import in this Indenture or the Notes shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, including as to its validity and enforceability, as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act as the case may be.

16.2            Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing formal date of November 22, 2024, irrespective of the actual date of execution thereof.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Indenture and the hands of their proper officers in that behalf.

GILDAN ACTIVEWEAR Inc., as Issuer

By:	(s) Suzanne Adams
	Name:	Suzanne Adams
	Title:	Vice President, Treasury

TSX TRUST COMPANY, as Trustee

By:	(s) Sharo Moradi
Name: Sharo Moradi
Title: Authorized Signatory

By:	(s) Karim Larbi Lyamani
Name: Karim Larbi Lyamani
Title: Authorized Signatory

[Signature page to Trust Indenture]

Schedule "A"

Global Note Legend

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE [INITIAL ISSUANCE DATE].

THIS CERTIFICATE IS A GLOBAL Note WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO GILDAN ACTIVEWEAR Inc. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO. (OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS) AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

Schedule "B"

Closing Date Guarantors

Schedule "C"

Form of Guarantee

THIS GUARANTEE AGREEMENT (the "Guarantee") dated as of November 22, 2024 is made

BETWEEN:	THE PERSONS PARTY HERETO AS GUARANTORS (each, a "Guarantor")

AND:	TSX TRUST COMPANY as Trustee

Recitals

A.	A trust indenture dated as of November 22, 2024 has been entered into between Gildan Activewear Inc., as issuer, and TSX Trust Company, as trustee (as amended, supplemented or restated from time to time, the "Indenture"); and

B.	The Indenture requires that the Obligations be guaranteed by the Guarantors pursuant to this Guarantee Agreement.

THEREFORE, the parties agree as follows:

1.	Definitions

In this Guarantee Agreement, unless the context requires otherwise, the following terms have the respective meanings set out below (and all such terms that are defined in the singular have the corresponding meaning in the plural and vice versa):

1.1	Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Indenture;

1.2	"Event of Default" has the meaning ascribed thereto in the Indenture;

1.3	"FATCA" means Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter, any current or future regulations issued thereunder or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter, and any legislation, laws, regulations, rules or practices adopted pursuant or related to any intergovernmental agreement entered into in connection with the implementation of such sections;

1.4	"Guaranteed Parties" means, collectively, the Trustee and the holders of the Notes;

1.5	"Guarantor" means any Person who has executed this Guarantee Agreement as of the date hereof, and any other Person who becomes a Guarantor hereunder further to the execution of an adhesion letter hereto;

1.6	"Issuer" means Gildan Activewear Inc.;

1.7	"Net Worth" means, with respect to any Guarantor, the amount by which the fair value of the property of such Guarantor exceeds the total amount of its liabilities, including, without limitation, contingent liabilities (but only to the extent and for the amount that such contingent liabilities are likely to result in actual liabilities), but excluding the liabilities of such Guarantor as Guarantor;

1.8	"Notes Documents" means collectively, the Indenture, all present and future Supplemental Indentures, all present and future Terms Schedules, all Notes, all present and future Guarantees and any agreement or instrument relating to same, in each case, as amended, restated or supplemented from time to time;

1.9	"Obligations" means the performance by the Issuer of all its obligations, present and future, direct and indirect, absolute and contingent, presently owing and due and hereafter to become owing and due to the Guaranteed Parties by the Issuer under the terms and conditions of the Indenture (including, without limitation, the obligation of the Issuer to pay principal, interest, and Premium, if any, in accordance with the terms of the Indenture), the Notes and all other Notes Documents; and

1.10	"Trustee" means TSX Trust Company, or its successor or successors for the time being as trustee under the Indenture.

2.	Guarantee

Each Guarantor solidarily (i.e. jointly and severally), irrevocably and unconditionally, guarantees to each Guaranteed Party the payment in full of all Obligations when and as due, whether at maturity, by reason of acceleration or otherwise (including amounts that would become due but for the operation of a stay under any Law relating to bankruptcy, insolvency or restructuring or affecting creditors' rights), subject however to any limitation of the liability of such Guarantor pursuant to Section 6.5 of the Indenture and/or pursuant to Section 13.2 of this Guarantee Agreement.

3.	Payment

3.1	Each Guarantor shall be liable for the payment of any amount due and owing on account of the Obligations, on written demand for payment presented by the Trustee, which written demand can only be presented to a Guarantor following the occurrence of an Event of Default which is continuing.

3.2	All payments due under this Guarantee shall be made to the Trustee for the benefit of the Guaranteed Parties in such manner and at such place as the Trustee may specify by notice to the Guarantor concerned and each Guarantor acknowledges that the Trustee may exercise all of the rights of the Guaranteed Parties hereunder.

3.3	Any amount payable by a Guarantor hereunder shall be paid in the currency of the Obligation to which such amount relates.

3.4	The records of the Trustee shall be, absent manifest error, conclusive evidence of the Obligations owing to such Guaranteed Party and of all payments and performances in respect thereof.

4.	Liability of Guarantors Absolute

4.1	Subject to Section 13.2, each Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge or defence of a guarantor or surety other than payment in full of the Obligations. Without limiting the generality of the foregoing, the liability of each Guarantor under this Guarantee Agreement shall not be released, reduced or affected:

(a)	by reason of any change in the corporate or organizational status, the constitution, the business, the objects or the shareholders, members or partners of the Issuer or any Guarantor, or by reason of any termination of or change in the relationships that exist among the Issuer or any of the Guarantors;

(b)	by reason of any amendment, waiver, release, or extension granted in respect of the Obligations or any Notes Document by any of the Guaranteed Parties without the consent of or notification to such Guarantor;

(c)	by reason of any failure to take, preserve or perfect any Lien or of any release or subordination of any security or guarantee or any release of any other Person liable for the Obligations;

(d)	by reason of any release of or any stay of proceedings against any Person liable for the Obligations pursuant to any Law relating to bankruptcy, insolvency, restructuring or affecting creditors' rights; or

(e)	by reason of any incapacity or lack of power, authority or legal personality of the Issuer or any Guarantor.

4.2	The obligations of each Guarantor hereunder are independent of the obligations of any other guarantor (including any other Guarantor). A separate action may be brought and prosecuted against any Guarantor whether or not any action is brought against any other Guarantors and whether or not any other Guarantor is party to any such action or actions.

4.3	No Guarantor shall be entitled to exercise any right or recourse that such Guarantor may have against the Issuer or any other Guarantor or their assets (including any right of subrogation, indemnification or contribution) as a result of any payment made under this Guarantee Agreement, until the Guaranteed Parties shall have been paid in full of all moneys owed to them under the Obligations and all related agreements have been terminated.

4.4	Each Guarantor waives:

(a)	any benefit of division or discussion and any other right it may have of first requiring any Guaranteed Party to proceed against any other Guarantor or any other Person or enforce or exhaust any right, remedy or security before claiming against such Guarantor;

(b)	any defence based upon any of the Guaranteed Parties' errors or omissions in the administration of any agreement relating to the Obligations; or

(c)	any right to assert against the Guaranteed Parties as a defence, any counterclaim, set-off or cross claim, or any other claim which such Guarantor may now or at any time hereafter have against the Issuer, any other Guarantor or any Guaranteed Party.

4.5	Without limiting the generality of the foregoing, and without reducing, releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor's liability hereunder, without obtaining the consent of or giving notice to the Issuer or any of the Guarantors, the Trustee may, subject to the terms of the Indenture:

(a)	agree to any change in the time, manner or place of payment under, or in any other term of, any agreement between the Issuer or any of the Guarantors and the Trustee;

(b)	grant time, renewals, extensions, indulgences, releases and discharges to the Issuer or any of the Guarantors;

(c)	take or abstain from taking or enforcing security or collateral from the Issuer or any of the Guarantors or from rendering opposable (perfecting) security or collateral of the Issuer or any of the Guarantors;

(d)	accept compromises from the Issuer or any of the Guarantors; and

(e)	apply all money at any time received from the Issuer or any of the Guarantors or from its security or collateral received from the Issuer or any of the Guarantors in accordance with the Indenture.

4.6	Each Guarantor shall be released from its obligations pursuant to this Guarantee upon the release of the Issuer under Section 6.4 of the Indenture, provided that if the Issuer's Obligations are revived or restated pursuant to the terms of the Indenture, the Guarantors' Obligations hereunder will simultaneously be revived or restated.

5.	Equal Benefit

This Guarantee Agreement is entered into with the Trustee for the benefit of, and the Trustee declares that it holds the same for the equal and rateable benefit of, all holders of the Notes. No holder of the Notes shall have any right to institute any suit, action or proceeding against any Guarantor hereunder other than in the circumstances described in Section 8.6 of the Indenture. Subject to the preceding sentence, all powers and trusts hereunder shall be exercised and all the proceedings at law or in equity shall be instituted, held and maintained by the Trustee for the equal benefit of all holders of the Notes.

6.	Subordination and Postponement

6.1	Subject to the provisions of Section 6.2 hereof, each Guarantor acknowledges, declares and agrees that all indebtedness, present and future, of the Issuer to it (the aggregate of all such present and future indebtedness is collectively referred to herein as the "Subordinated Indebtedness") is junior and subordinate, and, after the occurrence of an Event of Default which is continuing, the payment thereof, whether in whole or in part, and whether as to principal, interest or otherwise, and whether at or prior to maturity or upon acceleration, is postponed to, the prior payment in full of the Obligations and of all the indebtedness, present and future, of the Issuer to the Guaranteed Parties, or any of them, under the Indenture and other Notes Documents (the aggregate of all such Obligations and present and future indebtedness are herein collectively referred to as the "Beneficiaries' Indebtedness").

6.2	Notwithstanding the provisions of Section 6.1, the Issuer, subject nevertheless to the satisfaction of the conditions stipulated below in this Section 6.2, may pay, at any time, any amounts due to any Guarantor on account of any Subordinated Indebtedness incurred in the ordinary course of business and for the purpose of carrying on same, representing the deferred purchase price of property or services, the whole, on the date such amounts are due and payable and in accordance with the conditions of any document evidencing the obligations to make such payment, on condition that at the time of such payment no Event of Default exists or would result therefrom.

6.3	Each of the Guarantors hereby acknowledges, declares and agrees that no Lien, other than Permitted Liens, exists in their favour in connection with the Subordinated Indebtedness and that no Lien, other than Permitted Liens, will be created in the future in connection with such Subordinated Indebtedness as long as the Beneficiaries' Indebtedness has not been paid in full.

6.4	In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceedings relating to a Guarantor or its debts or assets, and in the event of any proceedings for liquidation, dissolution or other winding-up of a Guarantor or distribution or marshalling of assets or securities of any kind or any composition with creditors of a Guarantor, whether or not involving insolvency or bankruptcy and whether voluntary or involuntary, if the Beneficiaries' Indebtedness has not been paid in full at such time, the Trustee is hereby irrevocably authorized by the relevant Guarantor, at any such meeting or in any such proceeding, to collect any assets or securities of any kind of such Guarantor distributed, divided or applied by way of dividend or payment or any such securities issued on account of any of the Subordinated Indebtedness and to apply the same, or the proceeds of any realization upon the same, as the Trustee in its discretion elects to effect, to the Beneficiaries' Indebtedness until the Beneficiaries' Indebtedness shall have been paid in full, rendering any surplus then remaining to the Persons entitled by applicable law to receive same. Each Guarantor shall retain the right to vote and otherwise act in any such proceeding (including, without limitation, the right to vote to accept or reject any plan of partial or complete liquidation, reorganization, arrangement, composition or extension) on condition that such right is only exercised in accordance with instructions given, from time to time, by the Trustee in accordance with the Indenture. The rights of the Trustee under this Section 6.4 are in addition to any other rights it may have under any other provision of this Guarantee.

7.	Reinstatement of Obligations

If any payment by any Guarantor in respect of the Obligations is avoided or annulled or must be repaid as a result of insolvency or any similar event, the liability of such Guarantor shall continue as if such payment had not occurred (and to the extent necessary, the guarantee of such Guarantor shall automatically be reinstated).

8.	Fraudulent Transfer Laws

Anything contained in this Guarantee to the contrary notwithstanding, the obligations hereunder of each of Gildan Activewear (Eden) Inc., Gildan Activewear Holdings, LLC, Gildan USA LLC, Gildan Charleston Inc., Gildan Yarns, LLC and Gildan Yarn Holdings Inc. and any other Guarantor incorporated or otherwise organized in a state of the United States shall be limited to a maximum aggregate amount equal to the greatest amount that would not render such Guarantor's obligations hereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or any provisions of applicable state law (collectively, the "Fraudulent Transfer Laws"), in each case after giving effect to all other liabilities of such Guarantor, contingent or otherwise, that are relevant under the Fraudulent Transfer Laws (specifically excluding, however, any liabilities of such Guarantor in respect of (a) intercompany indebtedness to the Issuer, any other Guarantor, or any Affiliate of the Issuer, such Guarantor or any other Guarantor to the extent that such indebtedness would be discharged in an amount equal to the amount paid by such Guarantor hereunder and (b) liabilities of such Guarantor that are subordinated in right of payment to the Obligations) and after giving effect as assets to the value (as determined under the applicable provisions of the Fraudulent Transfer Laws) of any rights to subrogation, contribution, reimbursement, indemnity or similar rights of such Guarantor pursuant to (i) applicable laws, (ii) Sections 9.2 and 15, or (iii) any other agreement providing for an equitable allocation among such Guarantor, the Issuer, any other Guarantor, or any other Person of obligations arising under guarantees by such parties.

9.	Indemnification

9.1	This Guarantee Agreement is a primary obligation of each Guarantor and not merely a contract of surety. Each Guarantor shall indemnify each Guaranteed Party for any loss suffered by such Guaranteed Party if any of the Obligations is or becomes unenforceable, for any reason whatsoever but excluding any loss caused by a Guaranteed Party's gross or intentional fault. The amount of the loss shall be equal to the amount which such Guaranteed Party would otherwise have been entitled to recover.

9.2	In addition to all such rights of indemnity and subrogation as the Guarantors may have under applicable law, the Issuer agrees that in the event a payment shall be made by any Guarantor under this Guarantee, the Issuer shall indemnify such Guarantor for the full amount of such payment and such Guarantor shall be subrogated to the rights of the person to whom such payment shall have been made to the extent of such payment.

10.	Judgment Currency

If a judgment is rendered against a Guarantor for an amount owed hereunder and if the judgment is rendered in a currency ("Other Currency") other than that in which such amount is owed under this Guarantee ("Currency of the Agreement"), such Guarantor shall pay, if applicable, at the date of payment of the judgment, an additional amount equal to the excess (i) of the said amount owed under this Guarantee, expressed into the Other Currency as at the date of payment of the judgment, over (ii) the amount of the judgment. For the purposes of obtaining the judgment and making the calculation referred to in (i), the exchange rate shall be the spot rate at which the Trustee, on the relevant date, may in Toronto, Ontario, sell the Currency of the Agreement to obtain the Other Currency. Any additional amount owed under this Section 10 shall constitute a cause of action distinct from the cause of action which gave rise to the judgment, and said judgment shall not constitute res judicata in that respect.

11.	Taxes

11.1	In the case of a Guarantor that is a non-resident of Canada for the purposes of the Income Tax Act (Canada) (a "Non-resident Guarantor"), all payments made by or on behalf of such Non-resident Guarantor under this Guarantee, the Indenture or under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of a governmental authority in a jurisdiction (other than Canada) where the Non-resident Guarantor is resident, carries on business, engages in business or maintains a permanent establishment or otherwise has some connection thereto ("Relevant Jurisdiction") or by any authority or agency therein or thereof having power to tax ("Withholding Taxes"), unless such Non-resident Guarantor is required to withhold or deduct Withholding Taxes by the law of the Relevant Jurisdiction or by the interpretation or administration thereof. If a Non-resident Guarantor is so required to withhold or deduct any amount for or on account of Withholding Taxes from any payment made by or on behalf of such Non-resident Guarantor under this Guarantee, the Indenture or under or with respect to the Notes, such Non-resident Guarantor will pay to each Guaranteed Party such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such Guaranteed Party after such withholding or deduction (and after deducting any Withholding Taxes on such Additional Amounts) will not be less than the amount such Guaranteed Party would have received if such Withholding Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Guaranteed Party (such Guaranteed Party, an "Excluded Guaranteed Party"):

(a)	that is subject to such Withholding Taxes by reason of the beneficial owner of the Note being a resident, carrying on business, engaged in business or maintaining a permanent establishment or otherwise having some connection with the jurisdiction imposing such Withholding Taxes otherwise than by the mere holding of the Notes, the receipt of payments thereunder or enforcement of its rights in respect thereof;

(b)	that is subject to such Withholding Taxes by reason of the failure by the beneficial owner of the Note to comply with any certification, identification or documentation or other reporting requirements if compliance is required by law or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Withholding Taxes (provided that the Non-resident Guarantor shall give written notice to the Guaranteed Parties then outstanding of such requirements and any change in such requirements); or

(c)	in respect of any U.S. federal Withholding Taxes imposed under FATCA;

provided, further, however, the foregoing obligation to pay Additional Amounts does not apply with respect to any payment made to a Guaranteed Party who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the Guaranteed Parties.

11.2	A Non-resident Guarantor will: (a) make such withholding or deduction in respect of Withholding Taxes as is required by law or by the administration or interpretation thereof and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law, regulation or administrative practice; and (b) furnish to the Guaranteed Parties, within 60 days after the day the payment of any Withholding Taxes is due pursuant to applicable law, regulation or administrative practice, certificated copies of tax receipts or other documents evidencing such payment by the Non-resident Guarantor.

11.3	In the event that a Withholding Tax is levied or imposed on a Guaranteed Party by a Relevant Jurisdiction, the Non-resident Guarantor will indemnify and hold harmless each such Guaranteed Party (other than an Excluded Guaranteed Party) and, upon written request, reimburse each such Guaranteed Party for the amount (excluding any Additional Amounts that have previously been paid by the Non-resident Guarantor with respect thereto) of: (a) any Withholding Taxes levied or imposed and paid by such Guaranteed Party as a result of payments made under this Guarantee, the Indenture or under or with respect to the Notes; (b) any liabilities arising therefrom or with respect thereto; and (c) any Withholding Taxes imposed with respect to any payment under clause (a) or (b) in this Section 11.3.

11.4	The provisions of Sections 11.1, 11.2, 11.3 and 11.4 shall survive any termination or discharge of this Guarantee, the Indenture and shall survive the defeasance or repayment of all or any of the Notes.

12.	Representations and Reliance

12.1	Each Guarantor represents and warrants to the Trustee that:

(a)	such Guarantor has the capacity and power to execute this Guarantee Agreement and all necessary corporate or partnership actions or consents to authorize the execution and performance of same have been taken or obtained;

(b)	this Guarantee Agreement constitutes a valid and binding obligation of such Guarantor except as may be limited (i) by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and (ii) by the discretion that a court may exercise in the granting of equitable remedies;

(c)	such Guarantor has had adequate means to obtain sufficient information concerning the Issuer, each other Guarantor and their financial condition and affairs; and

(d)	such Guarantor has not depended or relied on any of the Guaranteed Parties, their agents or representatives, for any information whatsoever concerning the Issuer or the other Guarantors' financial conditions and affairs or other matters material to such Guarantor's decision to provide this Guarantee Agreement or for any advice or guidance with respect to such decision.

12.2	Each Guarantor acknowledges that none of the Guaranteed Parties has any duty or responsibility whatsoever, now or in the future, to provide to such Guarantor any information or advice concerning any Guarantor or the financial conditions or affairs of any Guarantor.

13.	Indenture

13.1	Each Guarantor acknowledges receipt of a copy of the Indenture and agrees to be bound by the covenants of Article 7 of the Indenture to the extent that such covenants apply to such Guarantor.

13.2	Each Guarantor and the Trustee, on behalf of each Guaranteed Party, acknowledge that a Guarantor may be automatically and unconditionally released from its obligations under this Guarantee Agreement in accordance with Section 6.4 of the Indenture without any action required by the Trustee, the holders of the Notes, the relevant Guarantor or the Issuer.

14.	Further Assurances

Each Guarantor covenants that, upon demand from the Trustee, it shall perform all acts and execute all documents necessary to give full effect to the provisions hereof and to ensure that this Guarantee Agreement shall be at all times enforceable against such Guarantor in respect of all of the Obligations.

15.	Contribution Rights

Each Guarantor (a "Contributing Guarantor") agrees that, in the event a payment shall be made hereunder by any other Guarantor under this Guarantee to satisfy the claim of any Guaranteed Party (the "Claiming Guarantor") and such Claiming Guarantor shall not have been fully indemnified in respect of such payment by the Issuer, the Contributing Guarantor shall indemnify the Claiming Guarantor in an amount equal to the amount of such payment by the Claiming Guarantor, multiplied by a fraction of which the numerator shall be the Maximum Net Worth of the Contributing Guarantor and the denominator shall be the aggregate Maximum Net Worth of all the Guarantors calculated on a combined basis. For purposes hereof, the term "Maximum Net Worth" (i) with respect to any Guarantor means the greatest of the Net Worth of such Guarantor calculated as of the following dates: (A) the date on which such Person becomes a Guarantor hereunder (whether by reason of signing this guarantee or by reason of signing any supplemental agreement thereto), (B) the date on which such Guarantor expressly reaffirms this Guarantee, (C) the date on which demand for payment is made on such Guarantor hereunder, (D) the date on which payment is made by such Guarantor hereunder or (E) the date on which any judgment, order or decree is entered requiring such Guarantor to make payment hereunder or in respect hereof. Any Contributing Guarantor making any payment to a Claiming Guarantor pursuant to this Section 15 shall be subrogated to the rights of such Claiming Guarantor to the extent of such payment.

No failure on the part of the Issuer or any Guarantor to make the payments required by Sections 9.2 or 15 (or any other payments required under applicable law or otherwise) shall in any respect limit the obligations and liabilities of any other Guarantor with respect to its obligations hereunder, and each Guarantor shall remain liable for the full amount of the Guaranteed Obligations.

16.	Additional Guarantors

Any Person who executes and delivers to the Trustee after the date hereof an adhesion letter in the form of Annex "A" hereof, with all amendments and variations thereto as may be necessary or advisable under applicable Law to permit the guarantee of the Obligations by such Person to the maximum extent permitted by applicable Law without such Person providing additional security or creating or establishing any reserve to cover the amount of such guarantee, shall become a Guarantor after the date hereof and shall be bound by the provisions of this Guarantee Agreement. Any such Person shall provide the documents required under Section 6.3 of the Indenture.

17.	Costs and Expenses

Each Guarantor agrees to pay on demand the amount of all reasonable costs and expenses (including legal fees) reasonably incurred by the Trustee in connection with the preparation, negotiation, execution and administration of this Guarantee Agreement, as well as the reasonable costs and expenses incurred by the Trustee in connection with the enforcement of, or the preservation of any rights under this Guarantee Agreement.

18.	Other Guarantees

This Guarantee Agreement is in addition to and not in substitution of or in replacement for any other Lien, Guarantee or other right held by or benefiting to any Guaranteed Party.

19.	Severability

If any provision of this Guarantee Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect. To the extent permitted by applicable Law the parties hereby waive any provision of Law that renders any provision hereof prohibited or unenforceable in any respect.

20.	Notices

Any demand, notice or other communication to be given in connection with this Guarantee must be given in accordance with Article 12 of the Indenture. The address and other contact information of the Guarantors for such purposes are set out on the signature page(s) to this Guarantee Agreement. A Guarantor may change its address for notice or other contact information by notice duly given to the Trustee.

21.	Amendments and Waivers

The Issuer, the Guarantors and the Trustee may from time to time, without the consent of any holder of the Notes, amend or supplement this Guarantee Agreement:

(a)	to cure any ambiguity, defect or inconsistency;

(b)	to provide for the assumption of a Guarantor's obligations in accordance with Article 10 of the Indenture;

(c)	to add Guarantors with respect the Notes or release a Guarantor from its obligations under this Guarantee Agreement or the Indenture or amend this Guarantee Agreement, in each case in accordance with Article 6 of the Indenture;

(d)	to make any change that would provide any additional rights or benefits to the holders of the Notes or would not materially adversely affect the rights of any holder;

(e)	to evidence and provide for the acceptance of an appointment under this Guarantee Agreement of a successor trustee.

22.	Governing Law and Jurisdiction of the Courts

This Guarantee Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the Province of Québec and the Laws of Canada applicable therein. Each Guarantor hereby submits to the non-exclusive jurisdiction of the courts sitting in the judicial district of Montréal for the purposes of all legal proceedings arising out of or relating to this Guarantee Agreement, the Notes Documents or the transactions contemplated thereby. Each Guarantor irrevocably waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

23.	Counterparts

This Guarantee Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to the Guarantee Agreement by facsimile transmission or other electronic imaging means (e.g. "pdf") shall be deemed delivery of an original counterpart hereto.

24.	Language

The parties hereto expressly request and require, and confirm that it is their express wish, that this Guarantee Agreement and all notices, statements of account or other documents required or permitted to be given or entered into pursuant hereto to be drawn up in English. Les parties aux présentes conviennent et exigent, et confirment leur volonté expresse, que cette entente et tout avis, tout état de compte et tout autre document à être ou pouvant être donnés ou conclus en vertu des présentes soient rédigés en anglais.

(Signature pages follow)

IN WITNESS WHEREOF, the parties have duly executed this Guarantee Agreement as of the day and year first written above.

●, as Guarantor

Per:
Name:
Title:

Address for notice purposes:

600 de Maisonneuve Boulevard West, 33rd Floor
Montreal, Québec
H3A 3J2

Attention: Executive Vice-President, Chief Financial and Administrative Officer and Vice President, Treasury
Email: treasurycorp@gildan.com

With a copy to:

Email: corprequest@gildan.com

TSX TRUST COMPANY, as Trustee

Per:
Authorized Signatory

Per:
Authorized Signatory

Address for notice purposes:

TSX Trust Company
1701-1190 Avenue des Canadiens-de-Montréal
Montreal, Québec
H3B 0G7

Attention:          Regional Director, Corporate Trust
Email:                  tsxtcorporatetrust@tmx.com

ANNEX “A”

ADHESION LETTER

To:	TSX Trust Company [●]
From:	[name of additional Guarantor]
Dated:

Dear Sirs:

Reference is made to (i) the trust indenture dated as of November 22, 2024, as supplemented from time to time, between Gildan Activewear Inc., as issuer, and TSX Trust Company, as trustee (the "Trustee") and (ii) the guarantee agreement dated as of November 22, 2024 between the Trustee and the Guarantors parties thereto (the "Guarantee Agreement").

[Name of the additional Guarantor] hereby agrees that, as of the date hereof, it is a Guarantor under the Guarantee Agreement and is bound by all of the provisions of such Guarantee Agreement, to the same extent and with the same effect as if it were an original party thereto. The representations made at Section 12 of the Guarantee Agreement are made as of the date of this adhesion letter by and in respect of the Guarantor executing this adhesion letter.

This adhesion letter shall be governed by, and construed and enforced in accordance with, the laws of the Province of Québec and the laws of Canada applicable therein.

The undersigned expressly requests and requires, and confirms that it is their express wish, that this accession letter and all documents and notices relating thereto be drawn up in English. The undersigned hereby acknowledges that it was represented by legal counsel and has had the opportunity to negotiate the terms of this accession letter with the assistance of its legal counsel. La soussignée convient et exige, et confirme sa volonté expresse, que la présente lettre d’adhésion et tous les autres documents ou avis qui y sont afférents soient rédigés en anglais. La soussignée reconnait qu’elle était représentée par ses conseillers juridiques et a eu l’opportunité de négocier les termes de cette lettre d’adhésion avec l'aide de ses conseillers juridiques.

Yours very truly,
[name of additional Guarantor]

per:

Schedule "D"

Approved Banks

Schedule "E"

Form of Designation Notice of Additional Restricted Subsidiary

Date: _________________________________

TSX TRUST COMPANY (as Trustee)

1701-1190 Avenue des Canadiens-de-Montréal, Montréal, Québec, H3B 0G7

Attn: Regional Director, Corporate Trust

Email: tsxtcorporatetrust@tmx.com

Dear Sirs:

GILDAN ACTIVEWEAR INC.
DESIGNATION NOTICE
OF ADDITIONAL RESTRICTED SUBSIDIARY

We refer to the Trust Indenture dated as of [●], 2024 among Gildan Activewear Inc., as Issuer and TSX Trust Company, as Trustee (as in effect on the date hereof, the "Trust Indenture"). The words and expressions defined in the Trust Indenture shall have the same meanings when used herein as those assigned thereto in the Trust Indenture.

Pursuant to Section 1.15 of the Trust Indenture, the Issuer hereby designates [name] as an additional Restricted Subsidiary (the "Additional Restricted Subsidiary"). This designation shall be effective on the date of receipt of this notice by the Trustee.

The Issuer and the Additional Restricted Subsidiary represent and warrant to the Trustee and the Noteholders that the Additional Restricted Subsidiary is a direct or indirect wholly-owned Subsidiary of the Issuer.

GILDAN ACTIVEWEAR INC.

By:
Name:
Title:

By:
Name:
Title:

[NAME OF ADDITIONAL RESTRICTED SUBSIDIARY]

By:
Name:
Title:

By:
Name:
Title: